Exhibit 99.1

NOTICE OF

ANNUAL GENERAL AND SPECIAL MEETING

AND INFORMATION CIRCULAR

OF

TRX GOLD CORPORATION

To be held

Virtually via Microsoft Teams

at 10:00 a.m. (Toronto time)

on Thursday, February 27, 2025

Shareholders may attend the meeting via live webcast. Registered Shareholders attending via webcast may vote during the meeting. All Shareholders are encouraged to vote their proxies prior to the meeting. Shareholders will be afforded the opportunity to ask questions of management at the conclusion of the meeting.

Teams meeting details are as follows:

Link:	https://teams.microsoft.com/l/meetup-join/19%3ameeting_ZTVmMmI0ZGEtYWE1OS00MjhiLThiYjMtZDZhZTU0NzZhYzlk%40thread.v2/0?context=%7b%22Tid%22%3a%22745c9c7f-0a5b-4423-9415-05c4c28440cd%22%2c%22Oid%22%3a%22fe558089-434b-4b79-a821-d2c1a4aba702%22%7d
Meeting ID:	267 494 595 097
Passcode:	mA3RV3f7
Join on the Web:	https://www.microsoft.com/microsoft-teams/join-a-meeting

This document requires immediate attention. If you are in doubt as to how to deal with the documents or matters referred to in this Information Circular, you should immediately contact your advisor.

277 Lakeshore Road East, Suite 403

Oakville, Ontario L6J 6J3

www.trxgold.com

TO THE SHAREHOLDERS OF

TRX GOLD CORPORATION:

NOTICE IS HEREBY GIVEN THAT the annual general and special meeting (the "Meeting") of the shareholders of TRX Gold Corporation (the "Corporation") will be held virtually via Microsoft Teams, on Thursday, February 27, 2025 at 10:00 a.m., Toronto time, for the following purposes:

1.	To receive and consider the consolidated audited financial statements of the Corporation, together with the auditor's report thereon, for the fiscal year ended August 31, 2024;

2.	To set the number of directors at five;

3.	To elect directors for the ensuing year;

4.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;

5.	To approve the Omnibus Equity Incentive Plan as more particularly described in the accompanying Information Circular;

6.	To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in the Information Circular, approving the continuance of the Corporation from the Business Corporations Act (Alberta) to the Business Corporations Act (British Columbia); and

7.	To transact such further or other business as may properly come before the Meeting and any adjournments thereof.

Shareholders are encouraged to vote by proxy and may attend the Meeting via live webcast. Registered Shareholders attending via webcast may vote during the meeting. All Shareholders are encouraged to vote their proxies prior to the meeting. Shareholders will be afforded the opportunity to ask questions of management at the conclusion of the meeting.

Teams meeting details are as follows:

Link:	https://teams.microsoft.com/l/meetup-join/19%3ameeting_Y2Q1OTIwMTEtMjFhZC00MTIxLWFmOTgtZGE1YzE5YzVhNTdi%40thread.v2/0?context=%7b%22Tid%22%3a%22745c9c7f-0a5b-4423-9415-05c4c28440cd%22%2c%22Oid%22%3a%22fe558089-434b-4b79-a821-d2c1a4aba702%22%7d
Meeting ID:	267 494 595 097
Passcode:	mA3RV3f7
Join on the Web:	https://www.microsoft.com/microsoft-teams/join-a-meeting

Shareholders are encouraged to vote by proxy, by mail, by telephone or electronically on the Internet, in advance of the deadline set forth in the accompanying Information Circular. See “Proxies and Voting Rights”. The Corporation is not aware of any items of business to be brought before the Meeting other than those described in the Information Circular.

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If you have any questions regarding the Meeting or voting at the Meeting, please contact your broker or intermediary or the Corporation’s strategic shareholder advisor, Kingsdale Advisors (“Kingsdale"), at 1.888.302.5677 (toll free in North America), or at 1.437.561.5037 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access provisions (“Notice-and-Access Provisions”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the Meeting in respect of mailings to registered holders and beneficial holders of Common Shares. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

WEBSITES WHERE MEETING MATERIALS ARE POSTED

Materials can be viewed online under the Corporation’s SEDAR+ profile at www.sedarplus.ca and at the following internet address: https://odysseytrust.com/client/trxgold-corporation/

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR+ by:

•	Visiting the following internet address: https://odysseytrust.com/client/trxgold-corporation/
•	Calling 1-888-290-1175 within North America or outside of North America at 1-587-885-0960; or
•	Sending an email to shareholders@odysseytrust.com

Requests should be received at least five (5) business days in advance of the proxy return date and time set out in the proxy or voting instruction form in order to receive the meeting materials in advance of such date and the meeting date. Additional information respecting how to obtain paper copies of the meeting materials may be found in the Information Circular.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice.

Registered holders of common shares of record at the close of business on January 15, 2025 are entitled to notice of the Meeting and to vote thereat or at any adjournment(s) thereof.

IMPORTANT: Please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose. Alternatively, the proxy can be voted by telephone or electronically as set forth in the form of proxy. To be used at the Meeting, completed proxies must be received by Odyssey Trust Company Attn: Proxy Department, 702, 67 Yonge Street, Toronto, ON, Canada, M5E 1J8, prior to 10:00 a.m. (Toronto time) on Tuesday, February 25, 2025. The mailing address, telephone number and internet website of Odyssey Trust Company are set out in the form of proxy accompanying this notice.

DATED this 15th day of January, 2025.

By Order of the Board

“Shubo Rakhit”
Shubo Rakhit
Chairman

277 Lakeshore Road East, Suite 403

Oakville, Ontario L6J 6J3

www.trxgold.com

INFORMATION CIRCULAR

(As at January 15, 2025, except as indicated)

GENERAL PROXY INFORMATION

This Information Circular is furnished in connection with the solicitation of proxies by the management of TRX Gold Corporation (the "Corporation") for use at the annual general and special meeting (the "Meeting") of the shareholders of the Corporation (“Shareholders”) to be held on Thursday, February 27, 2025 and at any adjournment(s) thereof. The solicitation will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by senior officers and employees of the Corporation. Brokers, nominees or other persons holding shares in their names for others shall be reimbursed for their reasonable charges and expenses of forwarding proxies and proxy material to the beneficial owner of such shares. The cost of solicitation will be borne by the Corporation. The Corporation has engaged Kingsdale Advisors to provide a broad array of strategic advisory, and investor campaign services on a global retainer basis in addition to certain fees accrued during the life of the engagement upon the discretion and direction of the Corporation. The Corporation may also reimburse brokers and other persons holding Common Shares in their name or in the name of nominees for their costs incurred in sending proxy material to their principals in order to obtain their proxies.

APPOINTMENT AND REVOCATION OF PROXY

Registered Shareholders

The persons named as proxy holders (the “Designated Persons”) in the enclosed form of proxy are directors or senior officers of the Corporation. A Shareholder has the right to appoint a person or entity (who need not be a Shareholder) to attend and act for him/her on his/her behalf at the meeting other than the Designated Persons in the accompanying form of proxy. To exercise this right the Shareholder may insert the name of the desired person in the blank space provided in the proxy and strike out the other names or may submit another proxy.

In order to be voted, the completed instrument of proxy must be deposited at the office of the registrar and transfer agent of the Corporation, Odyssey Trust Company (the “Transfer Agent”) at its offices at Proxy Dept., 702, 67 Yonge Street, Toronto, ON, Canada, M5E 1J8, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Alternatively, the completed form of proxy may be deposited with the Chair of the Meeting on the day of the Meeting, or any adjournment or postponement thereof. The time limit for deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion, without notice.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

A registered Shareholder may revoke a proxy by:

(a)	signing a proxy with a later date and delivering it at the place and within the time noted above;
(b)	signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and delivering it to the Transfer Agent, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chair of the Meeting prior to the Meeting ‘s commencement on the date of the Meeting or any adjournment thereof,

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(c)	attending the Meeting or any adjournment thereof and registering with the scrutineer as a Shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or
(d)	any other manner provided by law.

Beneficial Shareholders

The information set forth in this section is of significant importance to many Shareholders, as many Shareholders do not hold their shares in the Corporation in their own name. Shareholders holding their shares through banks, trust companies, securities dealers or brokers, trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans or other persons (any one of which is herein referred to as an “Intermediary”) or otherwise not in their own name (such Shareholders herein referred to as “Beneficial Shareholders”) should note that only proxies deposited by Shareholders appearing on the records maintained by the Corporation’s Transfer Agent as registered Shareholders will be recognized and allowed to vote at the Meeting. If a Shareholder’s shares are listed in an account statement provided to the Shareholder by a broker, in all likelihood those shares are not registered in the Shareholder’s name and that Shareholder is a Beneficial Shareholder. Such shares are most likely registered in the name of the Shareholder’s broker or an agent of that broker. In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the Meeting at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting. Beneficial Shareholders are also asked to consider signing up for electronic delivery (“E-delivery”) of the Meeting materials. E-delivery has become a convenient way to make distribution of materials more efficient and is an environmentally responsible alternative by eliminating the use of printed paper and the carbon footprint of the associated mail delivery process. Signing up is quick and easy, go to www.proxyvote.com and sign in with your control number, vote for the resolutions at the meeting and following your vote confirmation, you will be able to select the electronic delivery box and provide an email address. Having registered for electronic delivery, going forward you will receive your Meeting materials by email and will be able to vote on your device by simply following a link in the email sent by your financial intermediary, provided your intermediary supports this service.

Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Corporation (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with securities regulatory policy, the Corporation is not sending the Meeting materials directly to NOBOs in connection with the Meeting, but rather has distributed copies of the Meeting materials, being the Notice of Meeting, this Information Circular and the Proxy, to the Intermediaries for distribution to Beneficial Shareholders, unless a Beneficial Shareholder has waived the right to receive them.

The Corporation does not intend to pay for Intermediaries to deliver the Meeting materials and Form 54-101F7 –Request for Voting Instructions Made by Intermediary to OBOs. As a result, OBOs will not receive the Meeting materials unless their Intermediary assumes the costs of delivery.

Intermediaries are required to forward the Meeting materials to Beneficial Shareholders to seek their voting instructions in advance of the Meeting. Shares held by Intermediaries can only be voted in accordance with the instructions of the Beneficial Shareholders. The Intermediaries often have their own form of proxy, mailing procedures and provide their own return instructions. If you wish to vote by proxy, you should carefully follow the instructions from the Intermediary in order that your shares are voted at the Meeting.

The majority of Intermediaries now delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions (“Broadridge”) in Canada. Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

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The purpose of this procedure is to permit Beneficial Shareholders to direct the voting of the shares which they beneficially own. A Beneficial Shareholder receiving a VIF cannot use that form to vote common shares directly at the Meeting – Beneficial Shareholders should carefully follow the instructions set out in the VIF including those regarding when and where the VIF is to be delivered. Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on their behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or their nominee the right to attend and vote at the Meeting.

Only registered Shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its VIF on its behalf.

All references to Shareholders in this Information Circular and the accompanying instrument of proxy and notice of Meeting are to registered Shareholders unless specifically stated otherwise.

If you have any questions regarding the Meeting or voting at the Meeting, please contact your broker or intermediary or the Corporation’s strategic shareholder advisor, Kingsdale Advisors, at 1.888.302.5677 (toll free in North America), or at 1.437.561.5037 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

Voting of Common Shares and Proxies and

Exercise of Discretion by Designated Persons

Only Shareholders of record as at the close of business on January 15, 2025 (the “Record Date”) who have completed and delivered a form of proxy in the manner and subject to the provisions described under the heading "Appointment of Proxies" shall be entitled to vote, or have their common shares voted, at the Meeting, or any adjournment thereof. On any poll, each Shareholder of record holding common shares of the Corporation on the Record Date is entitled to one vote for each common share registered in his or her name on the list of Shareholders as at the Record Date.

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the proxy. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon and the Shareholder has appointed one of the Designated Persons named in the form of proxy, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the form of proxy and it is intended that the Designated Persons will vote the Common Shares represented by such proxy in favour of all matters identified in the proxy, including the setting of the number of directors at five and the election of the nominees to the Corporation’s Board of Directors (the “Board”), the appointment of the auditors, approving the Omnibus Equity Incentive Plan of the Corporation, the continuance of the Corporation from the jurisdiction of Alberta to British Columbia, and any other matters proposed by management at the Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation is not aware of any such amendments, variations, or other matters to come before the Meeting.

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In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

The Corporation may utilize the Broadridge QuickVoteTM system, which involves NOBOs being contacted by Kingsdale, which is soliciting proxies on behalf of Management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s Intermediary). While representatives of Kingsdale are soliciting proxies on behalf of Management, Shareholders are not required to vote in the manner recommended by the Board of Directors. The QuickVoteTM system is intended to assist Shareholders in placing their votes, however, there is no obligation for any Shareholders to vote using the QuickVoteTM system, and Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Shareholder will be recorded and such Shareholder will receive a letter from Broadridge (on behalf of the Shareholder’s Intermediary) as confirmation that their voting instructions have been accepted.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access provisions (“Notice-and-Access Provisions”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the Meeting in respect of mailings to registered holders and beneficial holders of Common Shares. The Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that reduce the volume of materials that are mailed to shareholders by allowing a reporting issuer to post an information circular in respect of a meeting of its shareholders and related materials online.

Registered holders and beneficial holders of Common Shares will receive a notice containing information prescribed by the Notice-and-Access Provisions and a voting instruction form. In addition, paper copies of the Notice of the Meeting, this Information Circular, a form of proxy and the financial information in respect of our most recently completed financial year (the “Meeting Materials”), will be mailed to those shareholders who do not hold their Common Shares in their own name but who have previously requested to receive paper copies of these materials.

The Meeting Materials will be available electronically at https://odysseytrust.com/client/trxgold-corporation/ as of January 23, 2025 and will remain on the website for one (1) full year thereafter. The Meeting Materials will also be available on SEDAR+ at www.sedarplus.ca.

Shareholders who wish to receive paper copies of the Meeting Materials may request copies from the Corporation by calling toll-free at 1-888-290-1175 within North America or outside of North America at 1-587-885-0960 or by sending an email to shareholders@odysseytrust.com. Meeting Materials will be sent to such shareholders and to shareholders requesting paper copies of the Meeting Materials by any other means at no cost to them, within three (3) business days of the Corporation receiving their request, if such requests are made before the date of the Meeting, including any adjournment thereof, and within 10 calendar days of the Corporation receiving their request, if such requests are made on or after the date of the Meeting and within one (1) calendar year of the Meeting Materials being filed online.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no director or executive officer of the Corporation, or any associate or affiliate of the foregoing persons has any substantial interest direct or indirect, by way of beneficial ownership or otherwise in matters to be acted upon at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of common shares (the “Common Shares”, “Shares”, “common shares” or “shares”), of which 281,873,229 Common Shares are issued and outstanding. Each Common Share entitles the holder thereof to one vote in respect of the matters to be considered at the Meeting. The holders of Common Shares of record at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting, except to the extent that:

(i)	a shareholder has transferred the ownership of any shares after January 15, 2025, and

(ii)	the transferee of those shares produces properly endorsed share certificates, or otherwise establishes that the transferee owns the shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee shall be entitled to vote such shares at the Meeting.

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The by-laws of the Corporation provide that a quorum at any meeting of Shareholders shall be persons present not being less than two in number and who hold or represent not less than 20% of the total number of the issued shares of the Corporation entitled to vote at the meeting.

To the knowledge of the directors and executive officers of the Corporation, there are no shareholders who beneficially own directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

If you have any questions regarding the Meeting or voting at the Meeting, please contact your broker or intermediary or the Corporation’s strategic shareholder advisor, Kingsdale Advisors, at 1.888.302.5677 (toll free in North America), or at 1.437.561.5037 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com.

MATTERS TO BE ACTED UPON AT THE MEETING

TO THE KNOWLEDGE OF THE CORPORATION’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

1.	Financial Statements

The audited financial statements of the Corporation for the year ended August 31, 2024, together with the auditors’ report thereon (the “Financial Statements”), will be presented to the shareholders at the Meeting. Shareholders should note that in accordance with the rules of National Instrument 51-102 – Continuous Disclosure Obligations, shareholders will not automatically receive copies of financial statements unless a financial statement request card (in the form enclosed herewith) has been completed and returned as instructed. Copies of all previously issued annual and quarterly financial statements and related Management’s Discussion & Analysis are available to the public under the Corporation’s profile on the SEDAR+ website at www.sedarplus.ca.

2.	Set Numbers of Directors

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Corporation at five. The number of directors will be approved if the affirmative vote of at least a majority of Common Shares present or represented by proxy at the Meeting and entitled to vote thereat are voted in favour of setting the number of directors at five.

The shares represented by proxy will be voted FOR the resolution to set the number of directors at five, unless the Shareholder has specified in the instrument of proxy that the Shareholder’s Common Shares are to be voted against the resolution.

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3.	Election of Directors

Majority Voting

The Corporation has adopted a majority voting policy for directors for uncontested meetings. The Board believes that each director should have the confidence and support of the shareholders of the Corporation. To this end, the Board has unanimously adopted a Majority Voting Policy for directors of uncontested meetings.

If with respect to any individual director nominee, the number of shares withheld from voting is greater than the number of shares voted in favour of such individual nominee, the nominee will be considered by the Board not to have received the support of the shareholders, even though duly elected as a matter of corporate law. Such a nominee will forthwith submit his or her resignation to the Board to take effect on acceptance by the Board. The Board will promptly refer the resignation to the Nominating Committee for consideration. The Nominating Committee shall consider the matter and make a recommendation to the full board and the Board will determine whether or not to accept the tendered resignation within 90 days of the shareholders’ meeting. The director tendering his or her resignation will not participate in any meetings of the Committee or the Board which considers the resignation.

The Board currently consists of four directors, all of whom are elected annually. The term of office for each of the current directors of the Corporation expires at the Meeting. The Board has determined to nominate the four current directors for re-election: Shubo Rakhit, Stephen Mullowney, Dr. Norman Betts, and Richard Steinberg. The Board has also determined to nominate a new director, John McVey.

The five persons described below have been nominated and will be proposed at the Meeting for election as directors of the Corporation to serve until the next annual meeting of shareholders of the Corporation or until their successors are elected or appointed. It is the intention of the Designated Persons to vote FOR the resolution electing the nominees outlined below as directors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board, unless the Shareholder has specified in the instrument of proxy that the Shareholder’s Common Shares are to be withheld from voting on the election of such directors.

If, prior to the Meeting, any vacancies occur in the slate of proposed nominees herein submitted, the persons named in the enclosed form of proxy intend to vote FOR the election of any substitute nominee or nominees recommended by the management of the Corporation and for the remaining proposed nominees. Management has been informed that each of the proposed nominees listed below is willing to serve as director if elected.

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The names, jurisdiction of residence, principal occupations and respective interests of such nominees in securities of the Corporation set forth in the following table were furnished by the individual nominees:

Name, Jurisdiction of Residence and Position with the Corporation	Principal occupation or employment and, if not a previously elected director, occupation during the past 5 years	Served as a Director Continuously Since	Number of Common Shares beneficially owned or directly or indirectly controlled(1)
Stephen Mullowney Mississauga, Ontario Chief Executive Officer and Director	CEO of the Corporation since December 2020, former Partner and Managing Director at PricewaterhouseCoopers LLP (PwC).	February 25, 2021	901,578
Shubo Rakhit (2)(3) Mississauga, Ontario Chairman	Corporate finance professional; previously, Managing Director, Head of Mergers and Acquisitions with Echelon Wealth Partners.	March 15, 2021	437,617
Dr. Norman Betts (2)(3) Fredericton, New Brunswick Director	Retired Associate Professor, Faculty of Business Administration, University of New Brunswick and a Chartered Accountant Fellow.	January 4, 2005	539,549
Richard J. Steinberg (2)(3) Toronto, Ontario Director	Partner, Fasken Martineau DuMoulin LLP, former Chair of Fasken’s Securities and Mergers & Acquisitions Group.	February 25, 2022	256,250
John McVey Langley, British Columbia Director Nominee	Director of Fortune Mineral Limited and Arizona Gold & Silver Inc., Former CEO of Procon Mining & Tunnelling Ltd. from 2015 to 2024, B.A.Sc and M.A.Sc in Chemical Engineering from the University of Waterloo, licensed professional engineer in Ontario and Alberta, and ICD.D designation from the Institute of Corporate Directors.	Nominee	Nil
(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as at January 15, 2025 is based on information furnished to the Corporation by the individual nominees.
(2)	Member of Audit and Risk Management Committee. Dr. Betts serves as Chair.
(3)	Member of Corporate Governance and Nominating Committee. Mr. Steinberg serves as Chair.

Corporate Cease Trade Orders or Bankruptcies

Other than as set out below, within the ten years prior to the date of this Information Circular, no director or proposed director of the Corporation is, or has been, a director or executive officer of any company, including the Corporation, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or
(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

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Dr. Norman Betts served as a director of Intellipharmaceutics International Inc. (“IPC”) from January 1, 2019 to October 30,2024. On October 31, 2024, IPC filed an assignment in bankruptcy pursuant to the provisions of the Bankruptcy and Insolvency Act (Canada) and a trustee in bankruptcy was appointed. In addition, IPC was subject to two general "failure to file" cease trade orders, one issued on March 6, 2023 and subsequently revoked on June 7, 2023, and one issued on March 5, 2024 that remains in place.

Individual Bankruptcies

Within the ten years prior to the date of this Information Circular, no director of the Corporation has become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Within the past ten years no proposed director of the Corporation has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

4.	Appointment of Auditors

At the Meeting, the Shareholders will be asked to vote for the appointment of Dale Matheson Carr-Hilton Labonte LLP, Chartered Professional Accountants, of Vancouver, British Columbia, as auditors for the Corporation for the ensuing year and to authorize the directors to fix the auditors’ remuneration.

The shares represented by proxy will be voted FOR the resolution to appoint Dale Matheson Carr-Hilton Labonte LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year, at a remuneration to be fixed by the Board, unless the Shareholder has specified in the form of proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

5.	Approval of Renewal of Omnibus Equity Incentive Plan

Effective June 26, 2019, the Corporation adopted an omnibus equity incentive plan dated June 26, 2019 (the “Omnibus Plan”), which Omnibus Plan was approved by Shareholders at a meeting held on August 16, 2019. The Omnibus Plan was subsequently re-approved by Shareholders at a meeting held on February 25, 2022.

The Omnibus Plan is an “evergreen” equity based compensation plan pursuant to the rules of the TSX and therefore Shareholder approval is required every three years in respect of the Omnibus Plan since the plan involves the issuance from treasury or potential issuance from treasury of securities of the Corporation.

Recommendation of the Board

The Board recommends that Shareholders vote in favour of the approval of the renewal of the Omnibus Plan Resolution as set forth below. The persons named in the form of proxy, unless expressly directed to the contrary in such form of proxy, will vote such proxies FOR the Omnibus Plan Resolution to approve the Omnibus Plan.

Reasons for the Recommendation

In support of its recommendation to Shareholders to vote FOR the Omnibus Plan Resolution, the Board considered that the Omnibus Plan is an efficient and effective plan to provide the Corporation with a share-related mechanism to: (a) advance the interests of the Corporation by enhancing the ability of the Corporation and its subsidiaries to attract, motivate and retain employees, officers, directors, and consultants, (b) reward such persons for their sustained contributions and (c) encourage such persons to take into account the long-term corporate performance of the Corporation.

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Eligible Participants

Pursuant to the terms of the Omnibus Plan, individuals who are: (a) employees of the Corporation or any of its subsidiaries, (b) persons who work on a full time, part-time or weekly basis for the Corporation or any of its subsidiaries providing services normally provided by an employee and who are under the control and direction of the Corporation or a subsidiary, (c) non-employee directors of the Corporation and (d) a consultant, employee or director of a consultant, who is engaged to provide bona fide services to the Corporation or any of its subsidiaries, other than in relation to a distribution of securities, and who provides such services under a written contract and who spends or will spend a significant amount of time and attention on the affairs and business of the Corporation or a subsidiary, are eligible to participate in the Omnibus Plan.

Types of Awards

The Omnibus Plan provides for the grant of :

•	stock options (“Options”), which may be granted by an agreement evidencing the Options granted under the Omnibus Plan (an “Option Agreement”);
•	restricted share units (“RSU”), which may be granted by an agreement evidencing the RSUs granted under the Omnibus Plan (an “RSU Agreement”);
•	performance share units (“PSU”), which may be granted by an agreement evidencing the PSUs granted under the Omnibus Plan (a “PSU Agreement”); and
•	deferred share units (“DSU”), which may be granted by an agreement evidencing the DSUs granted under the Omnibus Plan (a “DSU Agreement”).

The Options, RSUs, PSUs, and DSUs granted pursuant to the Omnibus Plan are collectively referred to as “Omnibus Plan Awards” in this Circular.

The Omnibus Plan provides for the grant of other share-based awards to participants (“Other Share-Based Awards”), which awards would include the grant of Common Shares. All Other Share-Based Awards will be granted by an agreement evidencing the Other Share-Based Awards granted under the Omnibus Plan.

Options

The objective of stock options is to align compensation with returns achieved for TRX shareholders. Eligible executives and employees will only earn value if the underlying share price of TRX appreciates above the exercise price the stock options are granted at. They are intended to assist TRX in retaining employees, attracting critical talent and provide an opportunity to participate in TRX’s long-term share price growth.

Stock options are granted according to the specific level of responsibility of the particular employee and the number of options for each level of responsibility is determined by the Compensation Committee with senior-level executives receiving a larger portion of their compensation in the form of stock options. Consideration is made to historical grants made to the employee and the number of stock options outstanding when determining whether future grants should be made, in addition to any initial sign-on awards.

An Option entitles a holder thereof to purchase a Common Share at an exercise price set at the time of the grant, which exercise price must in all cases be not less than the Market Price on the date of grant (the “Exercise Price”). Market Price is defined as the greater of the volume weighted average trading price of the Common Shares on the TSX or NYSE American for the five trading days immediately preceding the date of grant (or, if such Common Shares are not then listed and posted for trading on the TSX or NYSE American, on such stock exchange on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Board); provided that, for so long as the Common Shares are listed and posted for trading on the TSX or NYSE American, the Market Price shall not be less than the market price, as calculated under the policies of the TSX or NYSE American and further provided that with respect to an award made to a U.S. Taxpayer (as defined in the Omnibus Plan), such participant and the number of Common Shares subject to such Omnibus Plan Award shall be identified by the Board or the Committee (as defined in the Omnibus Plan) prior to the start of the applicable five trading day period (“Market Price”). In the event that such Shares are not listed and posted for trading on any exchange, the Market Price shall be the fair market value of such Common Shares as determined by the Board in its sole discretion and, with respect to an Omnibus Plan Award made to a U.S. Taxpayer, in accordance with Section 409A of the Code (as defined in the Omnibus Plan).

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The term of each Option will be fixed by the Plan Administrator (as defined below), but may not exceed 10 years from the grant date.

As of the date of this Information Circular, 17,008,732 Options are outstanding, representing 6.03% of common shares outstanding.

Restricted Share Units

The objective of granting RSUs is to retain employees and non-employee directors while maintaining alignment of compensation with the long-term share price performance provided to TRX shareholders. RSUs also aid in promoting greater share ownership by executives, employees and non-employee directors at TRX. They are intended to help TRX in retaining and motivating key talent to drive performance over the long run.

An RSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each RSU after a specified vesting period determined by the Plan Administrator, in its sole discretion. Upon settlement, holders will receive (a) one fully paid and non-assessable Common Share in respect of each vested RSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined by multiplying the number of RSUs redeemed for cash by the Market Price on the date of settlement.

The number of RSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the RSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant.

As of the date of this Information Circular, 3,284,375 RSUs are outstanding, representing 1.17% of common shares outstanding. The majority of the outstanding RSUs have vested but have not been issued since management at has deferred the issuance in order to have working capital.

Deferred Share Units

The objective of granting DSUs is to retain employees and/or non-employee directors while maintaining alignment of compensation with the long-term share price performance provided to TRX shareholders. DSUs also aid in promoting greater share ownership by executives, employees and non-employee directors at TRX.

A DSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each DSU on a future date, generally upon termination of service with the Corporation. Upon settlement, holders will receive (a) one fully paid and non- assessable Common Share in respect of each vested DSU, (b) subject to the approval of the Plan Administrator, a cash payment, or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

The number of DSUs granted at any particular time will be calculated by dividing (i) the amount of any compensation that is to be paid in the DSUs, as determined by the Plan Administrator, by (ii) the Market Price of a Common Share on the date of grant.

As of the date of this Information Circular, no DSUs are outstanding.

Performance Share Units

The objective of granting PSUs is to retain employees while maintaining alignment of compensation with the long-term performance provided to TRX shareholders, both from a share price and/or operational perspective. PSUs also aid in promoting greater share ownership by executives and employees at TRX. They are intended to help TRX in retaining and motivating key talent to drive performance over the long run.

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A PSU is a unit equivalent in value to a Common Share credited by means of a bookkeeping entry of the Corporation which entitles the holder to receive one Common Share for each PSU on a future date, generally upon the achievement of certain performance goals within the Corporation as determined by the Plan Administrator. Upon settlement, holders will receive (a) one fully paid and non- assessable Common Share in respect of each vested PSU, (b) subject to the approval of the Plan Administrator, a cash payment or (c) a combination of Common Shares and cash as contemplated by paragraphs (a) and (b). The cash payment is determined with reference to the Market Price in the same manner as with RSUs.

As of the date of this Information Circular, no PSUs are outstanding.

Dividend Equivalents

RSUs, PSUs and DSUs shall be credited with dividend equivalents in the form of additional RSUs, PSUs and DSUs, as applicable. Dividend equivalents shall vest in proportion to, and settle in the same manner as, the awards to which they relate. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Common Share by the number of RSUs, PSUs and DSUs, as applicable, held by the participant on the Record Date for the payment of such dividend, by (b) the Market Price at the close of the first business day immediately following the dividend record date, with fractions computed to three decimal places.

Plan Administration

The Omnibus Plan will be administered by the Board (the “Plan Administrator”). The Plan Administrator has sole and complete authority, in its discretion, to:

•	determine the eligibility for Omnibus Plan Awards to be granted and the individuals to whom grants of Omnibus Plan Awards may be made;

•	make grants of Omnibus Plan Awards, in such amounts, to such persons and, subject to the provisions of the Omnibus Plan, on such terms and conditions as it determines including without limitation:

o	the time or times at which Omnibus Plan Awards may be granted;

o	the conditions under which: (A) Omnibus Plan Awards may be granted to participants; or (B) Omnibus Plan Awards may be forfeited to the Corporation, including any conditions relating to the attainment of specified performance goals;

o	the number of shares subject to the Omnibus Plan Awards;

o	the exercise price to be paid by a participant in connection with the purchase of shares subject to any Options;

o	whether restrictions or limitations are to be imposed on the shares issuable pursuant to grants of any Omnibus Plan Awards, and the nature of such restrictions or limitations, if any; and

o	any acceleration of exercisability, vesting, or waiver of termination regarding any Omnibus Plan Awards, based on such factors as the Plan Administrator may determine;

•	establish the form or forms of Option Agreements, RSU Agreements, DSU Agreements, and PSU Agreements (collectively, the “Grant Agreements”);

•	cancel, amend, adjust or otherwise change the type of or the terms and conditions of any Omnibus Plan Awards under such circumstances as the Plan Administrator may consider appropriate in accordance with the provisions of the Omnibus Plan;

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•	construe and interpret the Omnibus Plan and all Grant Agreements;

•	adopt, amend, prescribe and rescind administrative guidelines and other rules and regulations relating to the Omnibus Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws or for qualifying for favorable tax treatment under applicable laws; and

•	make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Omnibus Plan.

Shares Available for Awards

Subject to adjustments as provided for under the Omnibus Plan, the maximum number of shares issuable pursuant to Omnibus Plan Awards outstanding at any time under the Plan shall not exceed 10% of the aggregate number of Common Shares outstanding from time to time on a non-diluted basis; provided that the acquisition of Common Shares by the Corporation for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of Common Shares for cancellation. As of the date of this Information Circular, there are 281,873,229 Common Shares outstanding. After deducting the 17,008,732 Common Shares (6.03% of the issued and outstanding Common Shares of the Corporation as of the date hereof) reserved for issuance under existing incentive stock options and 3,284,375 Common Shares reserved for awards under the Omnibus Plan, there will be 7,894,216 Common Shares (2.8% of the issued and outstanding Common Shares of the Corporation as of the date hereof) available for issuance in aggregate under the Omnibus Plan. The Omnibus Plan is considered to be an “evergreen” plan, since the Common Shares covered by Omnibus Plan Awards which have been exercised or terminated will be available for subsequent grants under the Omnibus Plan and the total number of Omnibus Plan Awards available to grant increases as the number of issued and outstanding Common Shares increases. Shareholder approval of the Omnibus Plan will be required every three years.

The aggregate number of Common Shares, (a) issuable to insiders (as defined in the Omnibus Plan) at any time under all of the Corporation’s security based compensation arrangements may not exceed 10% of the Corporation’s total issued and outstanding Common Shares; and (b) issued to insiders within any one-year period, under all of the Corporation’s security based compensation arrangements may not exceed 10% of the Corporation’s total issued and outstanding Common Shares; provided that the acquisition of Common Shares by the Corporation for cancellation shall not constitute non-compliance with the Omnibus Plan for any Omnibus Plan Awards outstanding prior to such purchase of Common Shares for cancellation. The annual grant of Awards under this Plan to any one Non-Employee Director shall not exceed $150,000 in value (based on a Black-Scholes calculation or such other similar and acceptable methodology, applied consistently and appropriately as determined by the Board), of which no more than $100,000 may comprise Options. For certainty, this annual limit does not apply to one-time sign-on awards for new Non-Employee Directors or grants made in lieu of cash fees.

Blackout Period

If a date of grant occurs or an Option expires during, or within 10 business days after, a routine or special trading black-out period imposed by the Corporation to restrict trades in the Corporation’s securities, then, notwithstanding any other provision of the Omnibus Plan, unless the delayed expiration would result in tax penalties, the Option shall expire or the effective date of grant will be, 10 business days after the trading black-out period is lifted by the Corporation. The Market Price with respect to any such Option shall be calculated based on the five business days immediately preceding the effective date of grant.

Vesting and Exercisability

The Plan Administrator shall have the authority to determine the vesting terms applicable to grants of Omnibus Plan Awards. The vesting schedule of any Omnibus Plan Awards granted pursuant to the Omnibus Plan shall be stated in the Grant Agreement for such Omnibus Plan Awards.

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Cashless Exercise

A participant may, in lieu of exercising an Option for cash, elect to surrender such Option to the Corporation (a “Cashless Exercise”) in consideration for an amount from the Corporation equal to (a) the Market Price of the Common Shares issuable on the exercise of such Option (or portion thereof) as of the date such Option (or portion thereof) is exercised, less (b) the aggregate Exercise Price of the Option (or portion thereof) surrendered relating to such Common Shares, (the “In-the-Money Amount”) divided by the Market Price per Common Share as of the date such Option (or portion thereof) is exercised. The Corporation shall satisfy payment of the In-the-Money Amount by delivering to the participant such number of Common Shares (rounded down to the nearest whole number) having a fair market value equal to the In-the-Money Amount.

Term

Although the Omnibus Plan does not stipulate a term for awards granted thereunder, other than Options, they must vest and settle in accordance with the provisions of the Omnibus Plan and any applicable Grant Agreement, which Grant Agreement may include an expiry date for a specific award.

Effect of Termination on Awards

At such time that a participant ceases to be a director, employee, consultant or officer of the Corporation, which either of directors or officers may be consultants or employees, or any subsidiary of the Corporation due to the resignation or termination of a participant’s employment with the Corporation with cause, all unvested Omnibus Plan Awards held by the participant shall expire and immediately terminate for no consideration.

At such time that a participant ceases to be a director, employee, consultant or officer of the Corporation, which either of directors or officers may be consultants or employees, or any subsidiary of the Corporation due to the termination of a participant’s employment with the Corporation without cause, a portion of any unvested Omnibus Plan Awards shall immediately vest based on a pro-rata portion of the number of Omnibus Plan Awards held on the date of termination and how long such Omnibus Plan Awards would have taken to fully vest had the participant’s employment not been terminated. Vested Omnibus Plan Awards must be exercised or surrendered to the Corporation by the participant before the earlier of: (A) the expiry date of such Omnibus Plan Award (as agreed upon when the Omnibus Plan Award was granted); and (B) the date that is 90 days after the Termination Date (as defined in the Omnibus Plan).

A participant’s eligibility to receive further grants of Omnibus Plan Awards under the Omnibus Plan shall cease at such time that a participant is ceases to be a director, employee, consultant officer or manager of the Corporation or any subsidiary of the Corporation.

Unless the Plan Administrator, in its discretion, otherwise determines, Omnibus Plan Awards shall not be affected by a change of employment or consulting agreement or arrangement or directorship within or among the Corporation or a subsidiary of the Corporation provided that the participant continues to be a director, employee or consultant, as applicable, of the Corporation or a subsidiary of the Corporation.

Notwithstanding the foregoing, the Plan Administrator may, in its discretion, at any time prior to or following the events contemplated above, or in an employment agreement, Grant Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the participant, permit the acceleration of vesting of any or all Omnibus Plan Awards or waive termination of any or all Omnibus Plan Awards, in the manner and on the terms as may be authorized by the Plan Administrator.

Where a participant becomes disabled, any Option or other Award held by such participant that has not vested as of the date of the disability of such participant shall vest on such date and may be exercised or surrendered to the Corporation by the participant at any time until the expiry date of such award.

Where a participant’s employment, consulting agreement or arrangement is terminated by reason of death, any Option or other Award held by the participant that has not vested as of the date of the death of such participant shall vest on such date and may be exercised or surrendered to the Corporation by the participant at any time during the period that terminates the earlier of: (a) the expiry date of such award; and (b) one year from the date of death of such participant.

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Change in Control

Except as may be set forth in an employment agreement, Grant Agreement or other written agreement between the Corporation or a subsidiary of the Corporation and the participant, the Plan Administrator may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause:

•	the conversion or exchange of any outstanding Omnibus Plan Awards into or for rights of substantially equivalent value, as determined by the Plan Administrator in its discretion, in any entity participating in or resulting from a Change in Control (as defined in the Omnibus Plan);

•	outstanding Omnibus Plan Awards to vest and become exercisable, realizable, or payable, or restrictions applicable to an Omnibus Plan Award to lapse, in whole or in part prior to or upon consummation of such Change in Control, and, to the extent the Plan Administrator determines, terminate upon or immediately prior to the effectiveness of such Change in Control; or

•	any combination of the foregoing.

In taking any of the foregoing actions, the Plan Administrator will not be required to treat all Omnibus Plan Awards similarly in the transaction (subject to applicable stock exchange approval, if required). Notwithstanding the foregoing, in the case of Omnibus Plan Awards held by a participant that is a resident of Canada for the purposes of the Tax Act (a “Canadian Taxpayer”), the Plan Administrator may not cause the Canadian Taxpayer to receive (pursuant to the terms of a change of control) any property in connection with a change of control other than rights to acquire shares of a corporation or units of a “mutual fund trust” (as defined in the Tax Act) of the Corporation or a “qualifying person” (as defined in the Tax Act) that does not deal at arm’s length (for the purposes of the Tax Act) with the Corporation, as applicable, at the time such rights are issued or granted.

Assignability

Except as required by law, the rights of a participant under the Omnibus Plan are not capable of being assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged unless otherwise approved by the Plan Administrator.

Amendment, Suspension or Termination of the Omnibus Plan

The Plan Administrator may from time to time, without notice and without approval of the Shareholders, amend, modify, change, suspend or terminate the Omnibus Plan or any Omnibus Plan Awards granted pursuant thereto as it, in its discretion, determines appropriate, provided however, that: (a) no such amendment, modification, change, suspension or termination of the Omnibus Plan or any Omnibus Plan Awards granted thereunder may materially impair any rights of a participant or materially increase any obligations of a participant under the Omnibus Plan without the consent of the participant, unless the Plan Administrator determines such adjustment is required or desirable in order to comply with any applicable securities laws or exchange requirements; and (b) any amendment that would cause an Omnibus Plan Award held by a U.S. Taxpayer to be subject to the additional tax penalty under Section 409A(1)(B)(i)(II) of the Code (as defined in the Omnibus Plan) shall be null and void ab initio with respect to the U.S. Taxpayer unless the consent of the U.S. Taxpayer is obtained.

Without limiting the generality of the foregoing, but subject to the below, the Plan Administrator may, without shareholder approval, at any time or from time to time, amend the Omnibus Plan for the purposes of making:

•	any amendments to the general vesting provisions of each Omnibus Plan Award;

•	any amendment regarding the effect of termination of a participant’s employment or engagement;

•	any amendments to add covenants of the Corporation for the protection of participants, provided that the Plan Administrator shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the participants;

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•	any amendments consistent with the Omnibus Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Plan Administrator, having in mind the best interests of the participants, it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where a participant resides, provided that the Plan Administrator shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the participants; or

•	any such changes or corrections which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Plan Administrator shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the participants.

Notwithstanding the foregoing and subject to any rules of the exchange, shareholder approval will be required for any amendment, modification or change that:

•	increases the percentage of Common Shares reserved for issuance under the Omnibus Plan, except pursuant to the provisions in the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

•	increases or removes the limits on Common Shares issuable or issued to insiders;

•	reduces the Exercise Price of an Option except pursuant to the provisions of the Omnibus Plan which permit the Plan Administrator to make equitable adjustments in the event of transactions affecting the Corporation or its capital;

•	extends the term of an Omnibus Plan Award beyond the original expiry date (except where an expiry date would have fallen within a blackout period of the Corporation);

•	permits an Omnibus Plan Award to be exercisable beyond 10 years from its date of grant (except where an expiry date would have fallen within a blackout period of the Corporation);

•	increases or removes the non-employee director participation limits;

•	changes the eligible participants of the Omnibus Plan;

•	permits Omnibus Plan Awards to be transferable or assignable other than for normal estate settlement purposes; or

•	delete or reduce the range of amendments which require approval of the shareholders.

TSX Approval

The TSX requires shareholder approval of security-based compensation arrangements that involve the issuance from treasury or potential issuance from treasury of securities of an issuer. As the Omnibus Plan provides for the potential issuance from treasury of securities of the Corporation, Shareholders will be asked to vote for or against the Omnibus Plan Resolution. The Omnibus Plan Resolution must be passed by the majority of the votes cast by Shareholders present or represented by proxy who are entitled to vote at the Meeting. If the Omnibus Plan Resolution does not pass, the Corporation will not have the ability to grant new awards under the Omnibus Plan, but all outstanding awards will remain unaffected.

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Resolution

“RESOLVED that:

1.	The renewal of the Omnibus Plan of the Corporation, substantially as described in the Information Circular of the Corporation dated January 15, 2025, and the reservation for issuance thereunder of up to 10% of the aggregate number of common shares of the Corporation as are issued and outstanding from time to time, is hereby confirmed, ratified and approved as the omnibus equity plan of the Corporation and the Corporation has the ability to grant options and other awards under the Omnibus Plan;

2.	The options and other awards to be issued under the Omnibus Plan, and all unallocated options and other awards under the Omnibus Plan, be and are hereby approved;

3.	The Board is hereby authorized to make such amendments to the Omnibus Plan from time to time, as may be required by the applicable regulatory authorities, or as may be considered appropriate by the Board, in its sole discretion, provided always that such amendments be subject to the approval of the regulatory authorities, if applicable, and in certain cases, in accordance with the terms of the Omnibus Plan, the approval of the shareholders;

4.	The Corporation shall subsequently seek shareholder approval for the Omnibus Plan on such date being no later than February 27, 2028, being three years from the date of this resolution; and

5.	Any one officer of the Corporation be, and is hereby authorized and directed, for and on behalf of the Corporation, to finalize, sign or deliver all documents, to enter into any agreements and to do and perform all acts and things as such individual, in his or her discretion, deems necessary or advisable in order to give effect to the intent of this resolution and the matters authorized hereby, including compliance with all securities laws and regulations and the rules and requirements of the Toronto Stock Exchange, such determination to be conclusively evidenced by the finalizing, signing or delivery of such document or agreement or the performing of such act or thing.”

6.	Approval of Continuance to the Jurisdiction of British Columbia

The Corporation is currently incorporated under the Business Corporations Act (Alberta) (the “ABCA”). The Board proposes to continue the Corporation from Alberta to British Columbia under the Business Corporations Act (British Columbia) (the “BCBCA”) and is seeking Shareholder approval for the continuance (the “Continuance”).

The Shareholders will be asked at the Meeting to consider and, if deemed advisable, approve, with or without variation, a special resolution (being a resolution passed by not less than two-thirds of the votes cast thereon by those Shareholders who, being entitled to do so, vote in person or by proxy at the Meeting) approving the Continuance. The Continuance, if approved, will change the legal domicile of the Corporation and will affect certain rights of the Shareholders as they currently exist under the ABCA. Accordingly, Shareholders should consult their own independent legal advisors regarding implications of the Continuance which may be of particular importance to them.

If the special resolution approving the Continuance in the form hereinafter provided (the “Continuance Resolution”) is approved at the Meeting, it would give the Board authority to implement the Continuance. Notwithstanding approval of the proposed Continuance by Shareholders, the Board, in its sole discretion, may revoke the special resolution and abandon the Continuance without further approval or action by, or prior notice to, Shareholders.

As part of the Continuance Resolution, Shareholders will also be asked to approve the adoption by the Corporation of the new Notice of Articles and Articles, which comply with the requirements of the BCBCA, in substitution for the existing Articles of Incorporation and By-Laws of the Corporations and any amendments thereto to date. The proposed form of Articles under the BCBCA (the “Proposed Articles”) is attached as Schedule “A” to this Information Circular.

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Reasons for the Continuance

The Continuance is being proposed for corporate and administrative reasons, and the Board is of the view that it would be most appropriate to continue the Corporation into British Columbia under the BCBCA. The Corporation has no significant nexus to Alberta. The Corporation’s professional advisors are primarily located in British Columbia. The BCBCA also provides increased flexibility with respect to capital management, resulting from more flexible rules relating to dividends, share purchases, redemption, consolidations and accounting for capital. In addition, the harmonization of the BCBCA with applicable securities laws has reduced the regulatory burden as compared to other Canadian jurisdictions.

Procedure to Effect Continuance

In order to effect the Continuance, the following steps must be taken:

a)	the Corporation must obtain the approval of its Shareholders to the Continuance by way of the Continuance Resolution, being a special resolution to be passed by not less than two-thirds of the votes cast at the Meeting in person or by proxy;
b)	the Corporation must make a written application to the registrar of corporations (the “ABCA Registrar”) under the ABCA for consent to continue under the BCBCA, such written application to establish to the satisfaction of the ABCA Registrar that the proposed Continuance will not adversely affect the Corporation’s creditors or Shareholders;
c)	once the Continuance Resolution is passed and the Corporation has obtained the consent of the ABCA Registrar under the ABCA, in order to obtain a certificate of continuation (the “Certificate of Continuance”) under the BCBCA, the Corporation must file with the Registrar of Companies under the BCBCA (the “BC Registrar”) a continuation application along with the consent of the ABCA Registrar under the ABCA, and certain prescribed documents under the BCBCA, including the articles that the Corporation will have once it is continued into British Columbia;
d)	on the date shown on the Certificate of Continuance, the Corporation will become a company registered under the BCBCA as if it had been incorporated under the BCBCA; and
e)	the Corporation must then file a copy of the Certificate of Continuation with the ABCA Registrar and receive a certificate of discontinuance under the ABCA (the “Certificate of Discontinuance”).

Effect of the Continuance

Upon receipt of the Certificate of Continuance, the Corporation will become subject to the BCBCA as if it had been incorporated under the BCBCA, and upon receipt of the Certificate of Discontinuance, the ABCA will cease to apply to the Corporation, thereby completing the Continuance. The Continuance will not create a new legal entity, affect the continuity of the Corporation or result in a change in its business. However, the Continuance will affect certain rights of Shareholders as they currently exist under the ABCA and the Corporation’s existing articles and by-laws. Set out below under “Comparison of ABCA and BCBCA” is a summary of some of the key differences in corporate law between the ABCA and BCBCA. A brief description of the material differences between the Corporation’s current articles and by-laws and the Proposed Articles, is set out under “Comparison of the Corporation’s Articles and By-Laws and Proposed Articles” below.

The BCBCA provides that when a foreign corporation continues under such legislation:

a)	the property, rights and interests of the foreign corporation continue to be the property, rights and interests of the company;
b)	the company continues to be liable for the obligations of the foreign corporation;
c)	an existing cause of action, claim or liability to prosecution is unaffected;
d)	a legal proceeding being prosecuted or pending by or against the foreign corporation may be prosecuted or its prosecution may be continued, as the case may be, by or against the company; and
e)	a conviction against, or a ruling, order or judgment in favour of or against, the foreign corporation may be enforced by or against the company.

The Continuance will not affect the Corporation’s status as a reporting issuer under the securities legislation of any jurisdiction in Canada, and the Corporation will remain subject to the requirements of such legislation. As of the effective date of the Continuance, the Corporation’s current constating documents - its articles and by-laws under the ABCA - will be replaced with a Notice of Articles and the Proposed Articles under the BCBCA, the legal domicile of the Corporation will be the Province of British Columbia, and the Corporation will no longer be subject to the provisions of the ABCA.

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Comparison of the ABCA and the BCBCA

Upon the completion of the Continuance, the Corporation will be governed by the BCBCA. Although the rights and privileges of shareholders under the ABCA are in many instances comparable to those under the BCBCA, there are several notable differences and Shareholders are advised to review the information contained in this Information Circular and to consult with their professional advisors. In general terms, the BCBCA provides to Shareholders substantively the same rights as are available to Shareholders under the ABCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. There are, however, important differences concerning the qualifications of directors, location of shareholder meetings, certain shareholder remedies and other matters. The following is a summary comparison of certain provisions of the BCBCA and the ABCA. This summary is not intended to be exhaustive and is qualified in its entirety by the full provisions of the ABCA and BCBCA, as applicable.

Charter Documents

Under the BCBCA, the charter documents consist of: (i) the Notice of Articles, which sets forth, among other things, the name of the company, and the amount and type of authorized capital, and indicates if there are any rights and restrictions attached to the shares; and (ii) the articles, which govern the management of the company. The Notice of Articles is filed with the Registrar, and the articles are filed only with the company’s registered and records office.

Similarly, under the ABCA, the charter documents consist of: (i) the Articles of Incorporation, which set forth, among other things, the name of the company, the amount and type of authorized capital, whether there are any restrictions on the transfer of shares of the company, the number of directors (or the minimum and maximum number of directors), any restrictions on the business that the company may carry on and other provisions such as the ability of the directors to appoint additional directors between annual meetings; and (ii) the by-laws, which govern the management of the company. The articles are filed with the ABCA Registrar and the by-laws are filed only with the company’s registered and records office.

Except as otherwise described below and herein, the Continuance and the adoption of the Notice of Articles and Proposed Articles will not result in any substantive changes to the constitution, powers or management of the Corporation, except as otherwise described herein. A copy of the Proposed Articles that will be adopted in connection with the Continuance are attached to this Information Circular as Schedule “A”.

Amendments to Charter Documents

Any substantive change to the corporate charter of a company under the BCBCA, such as an alteration of the restrictions, if any, on the business carried on by the company, or an alteration of the special rights and restrictions attached to issued shares requires a resolution passed by the majority of votes specified by the articles of the company or, if the articles do not contain such a provision, a special resolution passed by not less than two-thirds of the votes cast on the resolution.

Under the ABCA, such changes require a special resolution passed by not less than two-thirds of the votes cast by the shareholders voting on the resolution authorizing the alteration and, where certain specified rights of the holders of a class or series of shares are affected differently by the alteration than the rights of the holders of other classes of shares, or in the case of holders of a series of shares, in a manner different from other shares of the same class, a special resolution passed by not less than two-thirds of the votes cast by the holders of shares of each class, or series, as the case may be, whether or not they are otherwise entitled to vote.

In addition, other fundamental changes such as a proposed amalgamation or continuation of a company out of the jurisdiction require a special resolution passed by not less than two-thirds of the votes cast on the resolution by holders of shares of each class entitled to vote at a general meeting of the company.

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Alterations of Share Structure and Change of Name

Under the BCBCA, if specified in the articles, the board of directors is provided with the flexibility to approve the alteration of the share structure of the company to effect, among other things, the creation of classes of shares, a consolidation of its issued shares or an increase or decrease in the authorized share capital of the company (collectively “Share Structure Alterations”). Under the ABCA, in order to effect Share Structure Alterations, a special resolution of the Shareholders of the Corporation is required.

Similarly, under the BCBCA, the Board may resolve to change the name of the Corporation. Under the ABCA, in order to effect a change of name of the Corporation, a special resolution of the Shareholders of the Corporation is required.

Requisite Shareholder Approval Thresholds

Under the BCBCA, the shareholder approval thresholds for certain fundamental matters (being an arrangement, conversion, amalgamation, a sale, lease or a disposition of all or substantially all of a company’s undertaking, continuation or liquidation) are specified. However, in all other matters, a company under the BCBCA can use its articles to establish the required shareholder approval thresholds. In addition, where the BCBCA specifies that a special resolution is required to pass certain matters, the company can use its articles to specify the percentage of votes required to pass a special resolution provided the specified percentage is not less than two-thirds and not more than three-quarters of the votes cast.

The ABCA does not provide flexibility with respect to the level of shareholder approval required for ordinary resolutions and special resolutions. Under the ABCA, an ordinary resolution must be passed by a majority of the votes cast by shareholders entitled to vote with respect to the resolution and a special resolution must be passed by not less than two-thirds of the votes cast by the shareholders entitled to vote with respect to the resolution.

Sale of Undertaking

Under the BCBCA, a company may sell, lease or otherwise dispose of all, or substantially all, of the undertaking of the company if it does so in the ordinary course of its business or if it has been authorized to do so by a special resolution passed by the majority of votes that the articles of the company specify is required (being not less than two-thirds and not more than three-quarters of the votes cast on the resolution).

The ABCA requires approval of the holders of the shares of a corporation represented at a duly called meeting by not less than two-thirds of the votes cast upon a special resolution for a sale, lease or exchange of all or substantially all of the “property” (as opposed to the “undertaking”) of the corporation, other than in the ordinary course of business of the corporation. Each share of a corporation carries the right to vote in respect of a sale, lease or exchange of all or substantially all of the property of the corporation whether or not it otherwise carries the right to vote. Holders of shares of a class or series can vote only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series.

While the shareholder approval thresholds will be the same under the BCBCA and the ABCA, there are differences in the nature of the sale which requires such approval, i.e., a sale of all or substantially all of the “undertaking” under the BCBCA and of all or substantially all of the “property” under the ABCA. The BCBCA also exempts certain dispositions by way of security interest, certain limited leases and certain transactions involving affiliates.

Both statutes offer dissent rights in the case of such a transaction.

Rights of Dissent and Appraisal

The BCBCA provides that shareholders who dissent to certain actions being taken by a company may exercise a right of dissent and require the company to purchase the shares held by such shareholder at the fair value of such shares. The dissent right is applicable in respect of:

a)	a resolution to alter the articles to alter restrictions on the powers of the company or on the business it is permitted to carry on;

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b)	a resolution to adopt an amalgamation agreement;
c)	a resolution to approve an amalgamation into a foreign jurisdiction;
d)	a resolution to approve an arrangement, the terms of which arrangement permit dissent;
e)	a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company’s undertaking;
f)	a resolution to authorize the Continuance of the company into a jurisdiction other than British Columbia;
g)	any other resolution, if dissent is authorized by the resolution; or
h)	any court order that permits dissent.

The ABCA contains a similar dissent remedy, subject to certain qualifications. Regarding (b) and (c) above, under the ABCA, there is no right of dissent in respect of an amalgamation between a corporation and its wholly-owned subsidiary, or between wholly-owned subsidiaries of the same corporation. The ABCA also contains a dissent remedy where a corporation resolves to amend its articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of a class.

Oppression Remedies

Under the BCBCA, a shareholder of a company has the right to apply to the court on the ground that:

a)	the affairs of the company are being or have been conducted, or that the powers of the directors are being or have been exercised, in a manner oppressive to one or more of the shareholders, including the applicant; or
b)	that some act of the company has been done or threatened, or that some resolution of the shareholders or of the shareholders holding shares of a class or series of shares has been passed or is proposed, that is unfairly prejudicial to one or more of the shareholders, including the applicant.

On such an application, the court may make any interim or final order it considers appropriate including an order to prohibit any act proposed by the company.

The ABCA contains rights that are substantially broader in that they are available to a larger class of complainants. Under the ABCA, a shareholder, former shareholder, director, former director, officer, or former officer of a corporation or any of its affiliates, or any other person who, in the discretion of the court, is a proper person to seek an oppression remedy, may apply to the court for an order to rectify the matters complained of where in respect of a corporation or any of its affiliates, any act or omission of the corporation or its affiliates effects a result, the business or affairs of the corporation or any of its affiliates are or have been carried on or conducted in a manner, or the powers of the directors of the corporation or its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to, or that unfairly disregards the interests of, any security holder, creditor, director, or officer.

Shareholder Derivative Actions

Under the BCBCA, a shareholder or director of a corporation may, with leave of the court, bring an action in the name and on behalf of the corporation to enforce a right, duty or obligation owed to the corporation that could be enforced by the corporation itself or to obtain damages for any breach of such a right, duty or obligation.

A broader right to bring a derivative action is contained in the ABCA, and this right also extends to officers, former shareholders, former directors, and former officers of a corporation or its affiliates, and any person, who, in the discretion of the court, is a proper person to make an application to the court to bring a derivative action. In addition, the ABCA permits derivative actions to be commenced, with leave of the court, in the name and on behalf of a corporation or any of its subsidiaries.

Requisite Approval

Under the BCBCA, a company can establish in its articles the levels for various shareholder approvals, other than those levels that are prescribed by the BCBCA. The percentage of votes required for a special resolution can be specified in the articles and may be no less than two-thirds and no more than three-quarters of the votes cast.

The ABCA does not provide flexibility with respect to the level of shareholder approval required for ordinary resolutions and special resolutions. Under the ABCA, an ordinary resolution must be passed by no less than a majority of the votes cast by shareholders entitled to vote with respect to the resolution and a special resolution must be passed by not less than two-thirds of the votes cast by the shareholders entitled to vote with respect to the resolution.

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Shareholders’ Proposals

A shareholder of a corporation incorporated under the ABCA who is entitled to vote may submit notice of a shareholder proposal. To be eligible to make a proposal, a person must:

a)	be a registered holder or beneficial owner of a prescribed number of shares for a prescribed period. Under the regulations currently in effect, the prescribed number of shares is the number of voting shares (i) that is equal to at least 1% of all issued voting shares of the corporation as of the day on which the registered holder or beneficial owner of the shares submits a proposal, or (ii) whose fair market value as determined as of the close of business on the day before the registered holder or beneficial owner of the shares submits the proposal is at least $2,000. Under the regulations currently in effect, the prescribed period is the 6-month period immediately before the day on which the registered holder or beneficial owner of the shares submits the proposal;
b)	have the prescribed level of support of other registered holders or beneficial owners of shares. Under the regulations currently in effect, the prescribed level of support for the proposal by other registered holders or beneficial owners of shares is at least 5% of the issued voting shares of the corporation;
c)	provide to the corporation his or her name and address and the names and addresses of those registered holders or beneficial owners of shares who support the proposal; and
d)	continue to hold or own the prescribed number of shares up to and including the day of the meeting at which the proposal is to be made.

In comparison, a person submitting a proposal under the BCBCA must have been a registered owner or beneficial owner of one or more shares carrying the right to vote at general meetings and must have owned such shares for an uninterrupted period of at least two years before the date of signing the proposal. Similar to the requirements of the ABCA, the proposal must be signed by shareholders who, together with the submitter, are registered or beneficial owners of: (a) at least 1% of the issued shares of the corporation that carry the right to vote at general meetings; or (b) shares with a fair market value exceeding an amount prescribed by regulation (currently $2,000).

Requisition of Meetings

The BCBCA provides that one or more shareholders of a company holding not less than 5% of the issued voting shares of the company may give notice to the directors requiring them to call and hold a general meeting within four months.

The ABCA permits holders of not less than 5% of the issued shares that carry the right to vote at a meeting to require the directors to call and hold a meeting of shareholders of a company for the purposes stated in the requisition. If the directors do not call a meeting within 21 days of receiving the requisition, any shareholder who signed the requisition may call the meeting.

Place of Meetings

The BCBCA provides that meetings of shareholders may be held at the place outside of British Columbia provided by the Articles, or as approved in writing by the Registrar before such meeting is held, or approved by an ordinary resolution (provided that such a location outside of British Columbia is not restricted as a location for meetings under the Articles). The ABCA provides that meetings of shareholders may be held at the place outside Canada provided by the Articles, or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

Directors

Both the BCBCA and ABCA provide that a public company in the case of the BCBCA and a distributing corporation in the case of the ABCA must have a minimum of three directors.

Under the ABCA, directors may be removed by ordinary resolution whereas under the BCBCA, directors may be removed by a special resolution or, if the Articles of a company otherwise provide that a director may be removed by a resolution of the shareholders entitled to vote at general meetings passed by less than a special majority or may be removed by some other method, by the resolution or method specified.

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Continuance Resolution Dissent Rights

The following description of dissent rights to which dissenting Shareholders are entitled is not a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of such dissenting Shareholder’s Common Shares and is qualified in its entirety by the reference to the full text of Section 191 of the ABCA, which is attached to this Information Circular as Schedule “B”. The ABCA requires strict adherence to the procedures established therein and failure to do so may result in the loss of all dissenters’ rights. Accordingly, each Shareholder who might desire to exercise the dissenters’ rights should carefully consider and comply with the provisions of the section and consult such Shareholder’s legal advisor.

Shareholders are entitled to dissent in respect of the Continuance in accordance with section 191 of the ABCA. Strict compliance with the provisions of section 191 is required in order to exercise the right to dissent. Provided the Continuance becomes effective, each dissenting Shareholder will be entitled to be paid the fair value of his, her or its Common Shares in respect of which such Shareholder dissents in accordance with section 191 of the ABCA. Persons who are beneficial owners of Common Shares registered in the name of a broker, custodian, nominee or other Intermediary who wish to dissent should be aware that only the registered holders of such Common Shares are entitled to dissent.

Accordingly, a beneficial owner of Common Shares desiring to exercise his, her or its right to dissent must make arrangements for the Common Shares beneficially owned by such person to be registered in his, her or its name, or alternatively, make arrangements for the registered holder of his, her or its Common Shares to dissent on his, her or its behalf. See Schedule “B” to this Information Circular for the full text of section 191.

In order to be effective, a written notice of objection to the Continuance Resolution must be received by the Corporation prior to the commencement of the Meeting, or at the Meeting. The registered address of the Corporation for such purpose is 277 Lakeshore Road East, Suite 403, Oakville, Ontario L6J 6J3; Attention: TRX Gold Corporation. The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting Shareholder who seeks payment of the fair value of his, her or its Common Shares.

The above is intended only to be a brief summary of the dissenting shareholder provisions of the ABCA. A shareholder of the Corporation wishing to exercise a right to dissent should seek independent legal advice. Failure to comply strictly with the provisions of the statute may prejudice the right of dissent.

Proposed Continuance Resolution

Shareholders will be asked at the Meeting to consider, and, if deemed advisable, to approve, with or without variation, the Continuance Resolution, the text of which is set out below, approving the Continuance.

The text of the Continuance Resolution that management intends to present at the Meeting is as follows:

"RESOLVED, AS A SPECIAL RESOLUTION, THAT:

1.	the Corporation be authorized to make application to the Registrar of Corporations of Alberta for the issuance of a consent to file Articles of Continuance with the Registrar of Companies (the “BC Registrar”) under the Business Corporations Act (British Columbia) (the “BCBCA”) to continue the Corporation as if it had been incorporated under the BCBCA, and to make application to the Registrar of Corporations of Alberta for the issuance of a Certificate of Discontinuance;

2.	the Corporation be authorized to file Articles of Continuance with the BC Registrar to continue the Corporation as if it had been incorporated under the BCBCA;

3.	the Articles of Continuance shall make any amendments to the Corporation’s articles necessary to make the Articles of Continuance conform to the provisions of the BCBCA, and may make such other amendments as would be permitted under the BCBCA if the Corporation had been incorporated under the BCBCA;

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4.	effective upon the issuance of the Certificate of Continuance, the board of directors of the Corporation is hereby authorized to determine, from time to time, the number of directors within the minimum and maximum number provided for in the articles of the Corporation;

5.	any director or officer of the Corporation is hereby authorized, empowered and instructed, acting for, in the name of and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing; and

6.	notwithstanding that this special resolution has been duly passed by the shareholders of the Corporation, the directors of the Corporation be, and they hereby are, authorized and empowered to revoke this special resolution at any time before it is acted on and to determine not to proceed with the continuance of the Corporation under the BCBCA without further approval of the shareholders of the Corporation.

Recommendation of the Board

Management of the Corporation recommends that Shareholders vote in favour of the Continuance Resolution as defined herein. Shareholder proxies received in favour of management will be voted FOR the approval of the Continuance Resolution, unless a Shareholder has specified in the proxy that such Shares are to be voted against the Continuance Resolution.

STATEMENT OF EXECUTIVE COMPENSATION

All dollar amounts reported in are in US funds unless otherwise indicated.

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers” or “NEOs”):

(a)	an individual who acted as chief executive officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(b)	an individual who acted as chief financial officer of the Corporation, or acted in a similar capacity, for any part of the most recently completed financial year;

(c)	each of the three most highly compensated executive officers of the Corporation, including any of its subsidiaries, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

In respect of the Corporation’s year ended August 31, 2024, the Corporation is naming five NEOs.

Name	Position
Stephen Mullowney	Chief Executive Officer (“CEO”)
Andrew Cheatle(1)	Former Chief Operating Officer (“COO”)
Michael Leonard	Chief Financial Officer (“CFO”)
Khalaf Rashid	Senior Vice President, Tanzania
Alex Ho	Corporate Controller
(1)	Andrew Cheatle resigned as an officer and director of the Corporation on December 5, 2024.

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Key Highlights of the Corporation’s Executive and Director Compensation Programs

Provided below are highlights of the Corporation’s executive and director compensation programs that have been put in place moving forward to ensure good governance:

•	Pay for performance – The vast majority of NEO compensation is tied to “at risk” pay in the form of annual incentives and long-term Incentives (namely stock options and shares). For the four current NEOs, approximately 71% of target compensation is tied to Incentive compensation.

•	Regular review of peer group – The Corporate Governance and Nominating Committee regularly reviews the applicability of the compensation peer group for NEOs annually and adjusts the peer group, as necessary, to ensure it remains relevant and comparable with the ever-evolving size and scope of the Corporation’s operations.

•	Relevant performance metrics – The performance metrics and expected performance levels for the annual incentive plan is reviewed on an annual basis to ensure the metrics and expected performance focus the NEOs on relevant activities for the business and tie payouts to positive performance for the Corporation’s shareholders.

•	Threshold performance expectations before incentive payouts are made – Threshold performance expectations are set to make sure that a minimum level of performance is achieved against annual incentive performance metrics before payouts can be made for that metric. If threshold performance is not achieved under the annual incentive performance metrics, then there is the possibility for no annual incentive to be paid. Stock option grants, due to the requirement for the Corporation’s share price to exceed the exercise price on grant date for value to be earned upon exercise, also act as a minimum performance expectation in the long run. Share grants and RSUs also fluctuate in value for NEOs in-line with the performance of the Corporation’s shares.

•	Targets on incentive payouts – Annual incentive payouts are targeted at 100% of salary for each NEO to ensure affordability for the Corporation.

•	Modest benefits – Benefits are set at competitive levels, but represent a small part of total NEO compensation.

•	Reasonable Termination without Cause severance obligations – NEO severance obligations are capped at no higher than 12 months in the case of termination without cause which falls within acceptable market norms.

•	Double Trigger Change of Control provisions – Change of control provisions in the Corporation’s employment agreements only trigger when there is both a change in control of the Corporation and a subsequent termination of employment (either by the new employer or the executive for Good Reason).

•	Independent Advice on compensation levels and structure – The Corporate Governance and Nominating Committee has engaged with Global Governance Advisors since 2021 to support the Committee in making decisions regarding executive and Board compensation at the Corporation (see “Compensation Discussion and Analysis – Compensation Review Process” for more information).

•	Review of compensation risk – The Corporate Governance and Nominating Committee monitors the risk inherent within its compensation program to ensure the program does not encourage excessive risk-taking.

•	“Anti-hedging” policy – The Corporation has a policy that prohibits hedging and derivative trading for NEOs and non-employee directors.

Compensation Discussion and Analysis

The adequacy and form of director and officer compensation is reviewed annually by the Corporate Governance and Nominating (“CG&N”) Committee of the Board of the Corporation. The CG&N Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff. The CG&N Committee is currently comprised of three directors: Richard Steinberg (Chair), Norman Betts and Shubo Rakhit all of whom are independent for the purposes of National Instrument 58-101 – Corporate Governance.

During Fiscal Year 2024, the CG&N Committee once again engaged with Global Governance Advisors (“GGA”), an independent compensation advisor with significant global executive and director compensation experience, to review and provide recommendations to the CG&N Committee regarding the Corporation’s executive and non-employee director’s compensation philosophy, peer group and compensation plan designs.

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Overall, the members of the CG&N Committee, with the assistance of GGA, had the necessary experience to enable them to make decisions on the suitability of the Corporation’s compensation policies or practices during the Corporation’s 2024 Fiscal Year.

During the 2024 Fiscal Year, TRX worked with GGA to review and update (where needed) the compensation philosophy for the Corporation that would aid the Corporation in determining appropriate compensation for both its executives as well as non-employee directors.

The goal of the executive compensation philosophy at TRX is to attract, motivate, retain and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations.

TRX’s compensation practices are based on a pay-for-performance philosophy in which assessment of performance is based on the Corporation’s financial and operational performance as well as individual contributions.

The compensation program is designed to reward each executive based on corporate and individual performance and is also designed to incent such executives to drive the organization’s growth in a sustainable and prudent way.

The following key principles guide the Corporation’s overall compensation philosophy:

•	Attract, retain, motivate and engage high caliber talent whose expertise, skills and performance are critical to the Corporation’s success;
•	Align executive interests with the business objectives of TRX;
•	Focus executives on the key business factors that will drive shareholder value;
•	Align compensation with TRX’s corporate strategy and financial interests as well as the long-term interests of TRX shareholders; and,
•	Compensation should be fair and reasonable to shareholders and be set with reference to the local market and similar positions in comparable companies.

During Fiscal Year 2024, the CG&N Committee worked with GGA to evaluate and provide recommendations on the Corporation’s executive and director compensation programs to ensure the Corporation continues to be market-competitive among a defined “Peer Group” (as detailed below) and in the overall mining marketplace. This review included analysis of the Corporation’s Peer Group for the purpose of evaluating total direct compensation (base salary plus short-term incentive and long-term incentive) levels and high-level analysis of the Corporation’s short and long-term design practices relative to the Peer Group and broader competitive market. The Corporation’s Peer Group is reviewed periodically to generally ensure it remains aligned with the current size and scope of the Corporation’s operations, and is based on companies that generally meet the following criteria:

•	Companies with a market cap range between 0.25x and 4x the size of TRX, but also considering other factors such as Total Assets and Total Revenues at TRX;
•	Companies with operations in similar geographical locations to TRX to account for geographic risk;
•	Companies primarily mining for gold/silver or other precious metals;
•	Companies with a similar business strategy and scope of operations to TRX; and
•	Publicly traded companies on major North American or similar exchanges.

The Corporation’s 2024 Peer Group consisted of the following companies:

•	Asante Gold Corp.	•	I-80 Gold Corp.	•	Robex Resources Inc.
•	Caledonia Mining Corporation PLC	•	Lucara Diamond Corp.	•	Thor Explorations Ltd.
•	Galiano Gold Inc.	•	Mako Mining Corp.	•	Troilus Gold Corp.
•	GoGold Resources Inc.	•	Mandalay Resources Corp.
•	Gold Resource Corp.	•	Orezone Gold Corp.

GGA completed a compensation review for the Corporation’s executives and non-employee directors in the summer and early fall of 2024, which took into account TRX’s evolving state of operations at that time. The Peer Group is intended to evolve over time as the nature of TRX’s operations change and operations at its Buckreef Mine grow and stabilize.

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Companies removed from the Peer Group in Fiscal Year 2024 were either acquired or deemed to be too small and not at a similar stage of operations as TRX Gold. Those companies added to the Peer Group were deemed to meet many, if not all of the characteristics described above and operate at a similar stage in their company’s life cycle.

The Corporation’s compensation program seeks to reward an executive officer’s current and future expected performance. Individual performance is reviewed for all executive officers based largely on a quantitative and qualitative evaluation of the Corporation’s achievement of corporate milestones and objectives.

Hedging Policy

The Corporation’s NEOs and directors are not permitted to purchase financial instruments, including for greater certainty, prepaid variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Neither the NEOs nor the directors are permitted to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEOs or directors, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds.

Compensation Review Process

The CG&N Committee is tasked with the responsibility of, among other things, recommending to the Board, compensation policies and guidelines for the Corporation and for implementing and overseeing compensation policies approved by the Board. It reviews on an annual basis the cash compensation, performance and overall compensation package of each executive officer, including the Named Executive Officers. It then submits to the Board recommendations for each executive officer with respect to base salary, short-term incentives, and participation in equity compensation arrangements such as the Omnibus Equity Incentive Plan.

Specifically in Fiscal Year 2024, the CG&N Committee was assisted in this by an external compensation consultant (GGA) who performed a benchmarking comparison with a group of peer companies, and provided recommendations and guidance to the committee on compensation in setting appropriate levels of remuneration and in creating an appropriate compensation structure for the Named Executive Officers within the corporation. Additionally, in assessing compensation levels, the committee relied on the experience of their members as officers, directors and auditors of other publicly traded mineral exploration and development companies. The purpose of this assessment process was to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar business characteristics;
•	identify and understand any gaps that may exist between the Corporation’s compensation levels and compensation paid by other companies as well as any differences in compensation structure; and
•	establish a basis for developing salary adjustments and short-term and long-term incentive awards.

The results of the review indicated that no adjustments were required to base salaries and short-term incentive levels for the NEOs as total cash compensation was generally market competitive. However, an annual market competitive grant of equity compensation was needed to tie executives to the long-term performance of TRX’s shares and reflect the complexity involved in managing TRX’s operations at Buckreef. A leveraged payout curve with the ability to earn up to 200% of target in the case of superior performance was maintained for the short-term incentive plan.

Ultimately, the CG&N Committee considered the implications of the risks associated with the Corporation’s compensation policies and practices and concluded that, given the nature of the Corporation’s business and the role of the CG&N Committee in overseeing the Corporation’s executive compensation practices, the compensation policies and practices do not serve to encourage any Named Executive Officer to take inappropriate or excessive risks, and no risks were identified arising from the Corporation’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Corporation.

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Use of Consultants

The CG&N Committee is required to pre-approve any compensation related engagements with independent third parties, such as GGA. Although management of the Corporation may work with GGA on compensation specifics, GGA reports directly to the CG&N Committee in all engagements undertaken. The Corporation incurred the following fees for GGA’s work over the last two fiscal years:

Fiscal Year	Executive Compensation Related Fees	All Other Fees
2024	C$67,500	C$2,000
2023	C$66,644	C$0

During Fiscal Years 2023 and 2024, the CG&N Committee worked with GGA to review and update the Corporation’s compensation philosophy and peer group, which was then utilized to conduct compensation benchmarking for the Corporation’s top four executives and non-employee directors. This included analysis of competitive compensation levels, but also the short and long-term incentive plan designs at the Corporation and its peers. In addition, GGA also assisted TRX with advice on balanced scorecard development and performance management for the both the 2024 and 2025 Fiscal Years, and compensation-related disclosure within the Corporation’s annual Form 40-F, Annual Information Form, and Management Information Circular for Fiscal Years 2022 and 2023. In Fiscal Year 2024, GGA also provided high-level support on director candidate identification and outreach as part of TRX Gold’s board succession planning efforts.

The CG&N Committee is currently comprised of the following directors, all of whom are independent:

Richard Steinberg (Chair)	Independent (1)
Norman Betts	Independent (1)
Shubo Rakhit	Independent (1)

(1)	A member of a committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

Elements of Executive Compensation Program

During Fiscal Year 2024, the Corporation’s compensation program was comprised of four (4) components:

1.	base salary;
2.	short-term incentive;
3.	equity compensation through the Omnibus Equity Incentive Plan; and
4.	employee benefits.

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Component	Rationale & Process
Base Salary	•	Forms the basis for attracting talent and comparing to and remaining competitive with the market.
	•	Fixed, and used to determine other aspects of the compensation program.
	•	Targeted within the range of the peer group while also taking into account the factors listed below.
	•	Determined at the beginning of the year based on benchmarking performed internally or by an independent third-party consultant. The base salary for each NEO is based on an assessment of the current competitive market, economic conditions, compensation levels within the peer group, Corporation performance (both on an absolute basis and relative to the peer group), complexity of the workload undertaken and the particular skills of each NEO such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.
	•	Using market-based data from the external benchmarking comparison, budgetary guidelines and other internally generated planning and forecasting tools, the CG&N Committee performs an assessment of the compensation of all NEOs. The CG&N Committee then works to set the base salary of the CEO and then along with the CEO to set the base salary of the CFO and other NEOs.
Short-Term Incentive	•	Links pay to corporate and/or personal achievements for the year.
	•	Short-term incentive opportunity targeted at the median of the peer group with ability to pay above median when superior results are achieved.
	•	Short-term incentive criteria are established at the start of the year and include specific targets and corporate goals. Successful achievement of a short-term incentive target will trigger a partial incentive payout. The CG&N Committee assesses NEO performance against the short-term incentive criteria annually and, if criteria are met, approves the payment of short-term incentives. If a minimum level of performance is not achieved then no short-term incentive is paid to an NEO.
Equity Compensation	•	Links pay to the longer-term performance of the Corporation’s Shares.
(e.g. Omnibus Equity Incentive Plan)	•	The level of Equity compensation granted is targeted at the median of the peer group with the ability to realize value from equity above median when superior share price performance is achieved for the Corporation’s shareholders.
	•	The Corporation has historically granted long-term incentives in the form of stock options. Any new stock options issued going forward will have a 5-year term to expiry. Stock Options are granted to encourage share ownership and creative value-creation for shareholders in those receiving Options. They also help align the interests of the NEOs with the interests of Shareholders by linking a component of executive compensation to the longer-term performance of the Corporation’s Shares. In recent years, Restricted Share Units (“RSUs”) have also been granted to provide added retention value to NEOs while also aligning final payout value to the future performance of the Corporation’s shares. In the future, RSUs may have performance vesting conditions placed on them (i.e., Performance Share Units – PSUs) which will act as an additional pay-for-performance element within the Corporation’s compensation program.
	•	The Corporation also has made grants of Corporation Shares historically to NEOs as part of their employment contracts, which also tie the NEOs to the long-term value created for TRX shareholders.
Employee Benefits	•	Participation in the Corporation’s employee group benefits plans is provided to each NEO where available.
	•	There is no pension plan for the NEOs, other than the RRSP matching contributions provided to the CEO and former COO under their employment contracts.
	•	Employee benefits are designed to be competitive overall with equivalent positions in the mining industry of similar size and scope.

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Base Salary

In determining the annual base salary, the Board of Directors, with the recommendation of the CG&N Committee, considered the following factors:

•	Current competitive market and economic conditions;
•	Compensation levels within the peer group;
•	Corporation performance on an absolute basis and relative to the peer group;
•	Complexity of the workload undertaken; and
•	Particular skills of each NEO, such as leadership ability, management effectiveness, experience, technical skill and knowledge, responsibility and proven or expected performance of the particular individual.

The annual base salaries for NEOs in Fiscal Year 2024 are highlighted in the table below. Following GGA’s compensation review for NEOs during Fiscal Year 2024, base salaries were set for Fiscal Year 2024 and are also highlighted in the table below:

Named Executive Officer and Position	Fiscal Year 2024 Base Salary	Fiscal Year 2025 Base Salary
Stephen Mullowney, Chief Executive Officer	$500,000	$500,000
Andrew Cheatle, Former Chief Operating Officer(1)	$375,000	N/A
Michael Leonard, Chief Financial Officer	$300,000	$300,000
Khalaf Rashid, SVP Tanzania	$250,000	$250,000
Alex Ho, Corporate Controller	C$175,000	C$183,750
(1)	Andrew Cheatle resigned as an officer and director of the Corporation on December 5, 2024.

Short-Term Incentive

Short-term incentive payments are determined based on the CG&N Committee’s judgment of the performance of the Corporation and individual executives on an annual basis with reference to the financial position of the Corporation. Incentives historically have been determined on a discretionary basis with no set formula used to determine short-term incentive amounts given the relative size of the Corporation and relatively new management team that has been put in place.

With TRX Gold continuing to advance its operations and mature as a business, greater structure was put in place for Fiscal Year 2024 to determine short-term incentive payouts. This included the development of specific objectives/milestones to drive management’s performance as well as the consideration of individual accomplishments throughout the fiscal year. The CG&N Committee and management were assisted in these efforts by the Corporation’s independent compensation advisor, GGA.

In respect of Fiscal Year 2024, the Board of Directors and CG&N Committee have recognized the accomplishments of management as a whole. Specifically:

•	The expansion of production at Buckreef being completed on time and on budget taking the processing plant from 1,000 tonnes per day to 2,000 tonnes per day;
•	Restructuring of operations and management at Buckreef Gold to drive improved operational performance moving forward;
•	Commencement of a new exploration program at site;
•	The exceptional safety and environmental record achieved by TRX Gold at Buckreef; and
•	The achievement of record cash flow results from operations which resulted in a net cash flow positive position.

In recognizing these accomplishments, taking into consideration the Corporation’s financial position in respect of Fiscal Year 2024, the Board of Directors, with the recommendation of the CG&N Committee and consultation with management, determined that small short-term incentive payouts be made to NEOs in respect of performance, but that the majority of incentive compensation be provided in the form of Stock Options and RSUs. Canadian NEOs have also deferred certain RSU grants in order to maintain treasury as the Corporation is responsible for income tax withholdings on RSU income. These RSU grants have vested and will be issued in the future.

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Short-term incentive payouts to be provided to NEOs are as follows:

Named Executive Officer and Position	Short-Term Incentive Payout	Short-Term Incentive Payout (% of Fiscal Year 2024 Salary)	Short-Term Incentive Target (% of Salary)
Stephen Mullowney, Chief Executive Officer	$150,000	30%	50%
Andrew Cheatle, Former Chief Operating Officer(1)	$0	0%	50%
Michael Leonard, Chief Financial Officer	$90,000	30%	50%
Khalaf Rashid, SVP Tanzania	$50,000	20%	50%
Alex Ho, Corporate Controller	C$52,500	30%	30%
(1)	Andrew Cheatle resigned as an officer and director of the Corporation on December 5, 2024.

The Corporation intends to provide short-term incentive payouts later in Fiscal Year 2025 when it is determined that TRX is in an adequate financial position to make such payments.

Equity Compensation

Equity compensation plans are designed to provide an incentive to the directors, officers, employees and consultants of the Corporation to achieve the longer-term objectives of the Corporation; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Corporation; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Corporation. The Corporation awards equity-based compensation to its executive officers and employees, based upon the Board’s review of the recommendations of the Corporate Governance and Nominating Committee. Previous awards of such equity compensation are taken into account when considering new grants.

Effective June 26, 2019, the Corporation adopted the Omnibus Equity Incentive Plan which was approved by the shareholders at a meeting held on August 16, 2019, and subsequently re-approved at a meeting on February 25, 2022. The terms of the Omnibus Plan are discussed in more detail under the heading “Approval of Renewal of Omnibus Equity Incentive Plan” herein.

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Equity Compensation Awarded

The following table outlines the value of equity compensation earned or granted to NEOs in Fiscal Year 2024. The number of options granted took into account the results of GGA’s competitive market review as well as the complexity of the incumbent’s role and their individual performance. They are intended to motivate NEOs to achieve long-term share price growth and value for TRX shareholders. The Fiscal Year 2024 equity compensation was granted in December 2024 and is reflected in the table below.

Named Executive Officer and Position	Number of Options Granted (2)	Exercise Price	Grant Date Fair Value of Options (3,4)	Number of RSUs Granted (2)	Value per Share (5)	Grant Date Fair Value of RSUs
Stephen Mullowney, CEO	1,250,000	$0.36	$191,085	2,663,653	$0.36	$958,915(6)
Andrew Cheatle, Former COO(1)	Nil	Nil	Nil	Nil	Nil	Nil
Michael Leonard, CFO	750,000	$0.36	$114,651	628,748	$0.36	$226,349(7)
Khalaf Rashid, Senior Vice President, Tanzania	400,000	$0.36	$61,147	427,370	$0.36	$153,853(8)
Alex Ho, Corporate Controller	200,000	$0.36	$30,574	270,061	$0.36	$97,222(9)
(1)	Andrew Cheatle resigned as an officer and director of the Corporation on December 5, 2024.
(2)	Options and RSUs were granted on December 24, 2024 for FY2024 services.
(3)	The grant date fair value of options is determined by the Black-Scholes value of each option granted multiplied by number of options granted.
(4)	Options vest as per the following schedule: One fifth vested immediately on December 24, 2024, the date of grant. The remaining vests equally over a 4-year period on each anniversary of the date of grant. Options expire December 24, 2029.
(5)	The grant date fair value of RSUs is valued at $0.36.
(6)	694,444 RSUs vested on December 24, 2024. The remaining 1,969,209 RSUs vest as per the following schedule: One third vests on August 31, 2025, one third vests on August 31, 2026 and the last third vests on August 31, 2027.
(7)	416,667 RSUs vested on December 24, 2024. The remaining 212,081 RSUs vest as per the following schedule: One third vests on August 31, 2025, one third vests on August 31, 2026 and the last third vests on August 31, 2027.
(8)	416,666 RSUs vested on December 24, 2024. The remaining 10,703 RSUs vest as per the following schedule: One third vests on August 31, 2025, one third vests on August 31, 2026 and the last third vests on August 31, 2027.
(9)	RSUs vest equally over a 3-year period on each anniversary of December 24, 2024, the date of grant.

Clawback Policy

On November 23, 2023, the Board adopted an Incentive-based Compensation Clawback Policy (“Clawback Policy”) in accordance with the NYSE American continued listing requirements. The Clawback Policy provides for the recoupment of certain executive compensation in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws.

In the event of any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period, the Board will require reimbursement or forfeiture of any excess incentive compensation received by any executive covered by the policy during the three completed fiscal years immediately preceding the date on which the Corporation is required to prepare an accounting restatement.

For further information on the Corporation’s Clawback Policy, please refer to the full text of the Clawback Policy posted on the TRX website at www.trxgold.com.

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Performance Graph

The following line graph and succeeding table compare the return, assuming an initial investment of C$100, with the cumulative total return, in respect of the S&P/TSX Composite Index and S&P/TSX Global Gold Index compiled by the TSX for the five most recently completed financial years. Both the S&P/TSX Composite Index and S&P/TSX Global Gold Index figures are provided on a total return basis.

Cumulative Value of C$100 Investment
$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
$25.00
$0.00
8/31/2019
8/31/2020
8/31/2021
8/31/2022
8/31/2023
8/31/2024
TRX Gold Corporation
S&P/TSX Global Gold Index
S&P/TSX Composite Index

	2019/08/31	2020/08/31	2021/08/31	2022/08/31	2023/08/31	2024/08/31
TRX Gold Corporation	$100.00	$102.83	$47.17	$60.38	$50.00	$50.94
S&P/TSX Composite Index	$100.00	$103.80	$133.11	$128.61	$139.54	$165.73
S&P/TSX Global Gold Index	$100.00	$146.86	$113.75	$89.52	$112.68	$152.11

There has been significant turnover in terms of NEOs within the Corporation over the past 5 years, so direct correlation between NEO compensation and the Corporation’s total return for shareholders is difficult to establish. Starting in Fiscal Year 2022, a significant portion of NEO compensation has now been tied to equity compensation through the granting of stock options and RSUs which are considered at-risk and long-term performance based. Over time, the realized and realizable compensation earned by NEOs should prove to have more correlation with the total return achieved for TRX shareholders.

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The following tables set forth particulars concerning the compensation of the five NEOs for the Corporation’s last three fiscal years ended August 31, 2024, 2023, and 2022:

Summary Compensation Table

All dollar amounts reported in Executive Compensation are in US funds.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Share-based Awards ($)	Option- based Awards ($)(9)	Non-equity incentive plan compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
						Annual incentive plans	Long-term incentive plans
Stephen Mullowney, CEO(1)	2024 2023 2022	500,000 500,000 500,000	Nil Nil Nil	958,915(8) 1,000,000(12) 1,000,000 (12)	191,085 202,975 633,500	150,000 100,000 Nil	Nil Nil Nil	22,152 22,317 23,627	4,730(7) Nil 8,684(7)	1,826,882 1,725,292 2,165,811
Andrew Cheatle, Former COO(2)	2024 2023 2022	375,000 375,000 375,000	Nil Nil Nil	750,000 750,000 375,000	Nil 109,607 475,125	Nil 70,000 Nil	Nil Nil Nil	22,347 22,585 23,411	Nil Nil Nil	1,147,347 1,257,192 1,248,536
Michael Leonard, CFO(3)	2024 2023 2022	300,000 265,000 251,666	Nil Nil Nil	226,349(8) 345,000 112,500	114,651 121,785 443,450	90,000 80,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 7,412(7)	731,000 731,785 815,028
Khalaf Rashid, Senior Vice President, Tanzania(4)	2024 2023 2022	250,000 225,000 225,000	Nil Nil Nil	153,853(8) 285,000 112,500	61,147 64,952 316,750	50,000 50,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	515,000 624,952 654,250
Alex Ho, Corporate Controller(5)	2024 2023 2022	128,558 94,239 Nil	Nil Nil Nil	97,222(8) 165,900 Nil	30,574 Nil Nil	36,393 37,361 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	292,747 297,500 Nil
(1)	Mr. Mullowney was appointed as CEO effective December 1, 2020. Mr. Mullowney’s executive employment agreement included common shares bonus of $500,000 on his appointment date. The employment agreement also included a minimum bonus of $500,000 payable in common shares on the first anniversary of his appointment date, and a minimum bonus of $1,000,000 payable in common shares on the secondary anniversary of his appointment date and a minimum bonus of $1,000,000 payable in common shares on the third anniversary of his appointment date.
(2)	Mr. Cheatle resigned as an officer and director of the Corporation on December 5, 2024.
(3)	Mr. Leonard was appointed as CFO on March 1, 2021.
(4)	Mr. Rashid was appointed as Senior Vice President, Tanzania on May 18, 2021.
(5)	Mr. Ho was appointed as Corporate Controller on December 12, 2022.
(6)	See “Short-Term Incentive” discussion above.
(7)	Consists of medical/insurance benefits.
(8)	The RSUs included in share-based awards was valued at $0.36.
(9)	The value of option-based awards is based on the grant date fair value of options determined by the Black-Scholes value of each option granted multiplied by number of options granted.
(10)	Translated from Canadian Dollars at an average rate of 1.37.
(11)	Translated from Canadian Dollars at an average rate of 1.36.
(12)	Mr. Mullowney’s employment contract common share bonus over the past three years was paid on the anniversary of Mr. Mullowney’s employment, December 1. As a result, Mr. Mullowney’s second anniversary payment relating to Fiscal Year 2022 was awarded in December 2022, which was Fiscal Year 2023. The Corporation has determined that the anniversary payment of shares should be reported for the Fiscal Year it was earned despite being awarded subsequent to the Fiscal Year. Therefore, the Corporation has updated the share-based awards value for Fiscal Year 2022 to correspond with the second anniversary payment of shares and Fiscal 2023 to correspond with the third anniversary payment of shares.

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Incentive Plan Awards

Outstanding share-based awards and option-based awards

The following table outlines all outstanding share-based and option-based awards as of January 15, 2025:

	Option-based Awards					Share-based Awards
Name	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested(1)(2) ($)	Market or payout value of vested share-based awards not paid out or distributed(1)(2) ($)
Stephen Mullowney, CEO	2024(1) 2023 2022	1,250,000 1,250,000 2,500,000	0.36 0.45 0.50	December 24, 2029 August 28, 2028 August 17, 2027	Nil	1,969,209	708,915	2,363,540(4)
Andrew Cheatle, Former COO(3)	2024 2023 2022	Nil 456,119 1,628,613	Nil 0.45 0.50	Nil March 5, 2025 March 5, 2025	Nil	Nil	Nil	1,556,472(5)
Michael Leonard, CFO	2024(1) 2023 2022	750,000 750,000 1,750,000	0.36 0.45 0.50	December 24, 2029 August 28, 2028 August 17, 2027	Nil	212,081	76,349	401,930(6)
Khalaf Rashid, Senior Vice President, Tanzania	2024(1) 2023 2022	400,000 400,000 1,250,000	0.36 0.45 0.50	December 24, 2029 August 28, 2028 August 17, 2027	Nil	10,703	3,853	218,558(7)
Alex Ho, Corporate Controller	2024(1) 2023 2022	200,000 Nil Nil	0.36 Nil Nil	December 24, 2029 Nil Nil	Nil	522,562	195,697	Nil
(1)	Option and RSU awards for Fiscal Year 2024 were granted on December 24, 2024, and valued at $0.36 at time of grant.
(2)	The market value of share-based awards granted prior to August 31, 2024 that have not vested and market value of vested share-based awards not paid out or distributed were calculated using the closing price of TRX common shares on the NYSE American as of August 31, 2024 ($0.39).
(3)	Mr. Cheatle resigned as an officer and director of the Corporation on December 5, 2024. Any unexercised options or unvested share-awards at the time of Mr. Cheatle’s resignation were dealt with according to the Corporation’s Omnibus Equity Incentive Plan.
(4)	Mr. Mullowney currently has 6,113,779 share-based awards vested, but not paid out or distributed, less any withholding tax as applicable.
(5)	Mr. Cheatle had 4,016,595 share-based awards vested during the time of his employment that have not paid out or distributed, less any withholding tax as applicable. These shares will be distributed to Mr. Cheatle in due course.
(6)	Mr. Leonard currently has 1,062,642 share-based awards vested, but not paid out or distributed, less any withholding tax as applicable.
(7)	Mr. Rashid currently has 560,405 share-based awards vested, but not paid out or distributed, less any withholding tax as applicable.

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Incentive plan awards – Value vested or earned during the year

The following table outlines the value of share-based and option-based awards that would have been realized on the vesting as of January 15, 2025:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Stephen Mullowney, CEO	Nil	1,250,000(3)	150,000
Andrew Cheatle, Former COO(6)	Nil	750,000(4)	Nil
Michael Leonard, CFO	Nil	255,000	90,000
Khalaf Rashid, Senior Vice President, Tanzania	Nil	216,000	50,000
Alex Ho, Corporate Controller	Nil	46,570	36,393(5)
(1)	The value of option-based awards is calculated as the difference between the closing price of TRX common shares on the NYSE American on each vesting date and the exercise price of options vested multiplied by the number of options vested during the year.
(2)	The value of share-based awards granted prior to August 31, 2024 and vested in Fiscal Year 2024 is calculated as the closing price of TRX common shares on the NYSE American on each vesting date multiplied by the number of shares vested during the year. The value of share-based awards vested on December 24, 2024 is calculated at $0.36.
(3)	Includes $1,000,000 represents the value of the common share bonus to be received in shares that vested during the year. The entire portion of the common shares have not yet been issued as of the date of filing and will be issued in due course.
(4)	Includes $750,000 represents the value of the common share bonus to be received in shares that vested during the year. The entire portion of the common shares have not yet been issued as of the date of filing and will be issued in due course.
(5)	Translated from Canadian Dollars at a rate of 1.44.
(6)	Mr. Cheatle resigned as an officer and director of the Corporation on December 5, 2024.

Incentive plan awards - Value exercised during the year

No options were exercised by any of the NEOs during the fiscal year ended August 31, 2024.

Executive Compensation Agreements

The Corporation has entered into an employment agreement (each a “Senior Executive Agreement”) with each of its current NEOs (Stephen Mullowney, Michael Leonard, Khalaf Rashid, Alex Ho) with an indefinite term and provisions regarding base salary, cash signing bonuses, performance bonuses, minimum stock bonuses, paid vacation time, eligibility for benefits and security-based compensation, and confidentiality provisions of indefinite application. Each Senior Executive Agreement includes Termination and Change of Control Benefits. Andrew Cheatle resigned as an officer and director of the Corporation on December 5, 2024. Richard Boffey was appointed as Chief Operating Officer of the Corporation subsequent to the end of Fiscal Year 2024 on December 5, 2024.

The Corporation entered into the NEOs’ Employment Agreements on the following effective dates:

•	Stephen Mullowney (15th of October, 2020)
•	Michael Leonard (23rd of February, 2021)
•	Khalaf Rashid (18th of May, 2021)
•	Alex Ho (12th of December, 2022)

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Termination and Change of Control Benefits

The following employment contracts are in place whereby each person is entitled to termination or change of control benefits:

Stephen Mullowney

Pursuant to the Executive Employment Agreement with Stephen Mullowney, CEO, Mr. Mullowney is entitled to the following compensation in the event of termination without cause or should Mr. Mullowney resign for good reason:

•	During the first year, a lump sum payment equivalent to 1 times his base salary, 1 times performance bonus to which he is entitled, 0% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Mullowney receives comparable benefits from another employer;
•	During the second year, a lump sum payment equivalent to 1.5 times his base salary, 1.5 times performance bonus to which he is entitled, 50% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 18 months or the date upon Mr. Mullowney receives comparable benefits from another employer;
•	During the third year, a lump sum payment equivalent to 2 times his base salary, 2 times performance bonus to which he is entitled, 75% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Mullowney receives comparable benefits from another employer; and
•	During the fourth year and subsequent thereto, a lump sum payment equivalent to 2.5 times his base salary, 2.5 times performance bonus to which he is entitled, 100% of all RSU/PSU/Option awards, and benefits shall continue for the earlier of 24 months or the date upon Mr. Mullowney receives comparable benefits from another employer.
•	An annual common share issuance having a fair market value of USD$500,000 on each anniversary of the effective date of his employment agreement (“Severance Stock”) until the earlier of (i) five such annual issuances have been made, and (ii) such time as the sum of the fair market value of the minimum stock bonuses issued to Mr. Mullowney the Severance Stock issuances equals USD$3,000,000.

Mr. Mullowney is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Mullowney resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 36 months of base salary;
•	a lump sum payment equivalent to 3 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the earlier of an additional 36 months from the date of termination or the date upon Mr. Mullowney receives comparable benefits from another employee;
•	subject to the terms of any Omnibus Equity Incentive Plan, all minimum stock bonuses granted that have not yet become payable as of the date of termination shall immediately become payable on the date of termination; and
•	subject to the terms of any Omnibus Equity Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Michael Leonard

Pursuant to the Executive Employment Agreement with Michael Leonard, CFO, Mr. Leonard is entitled to the following compensation in the event of termination without cause or should Mr. Leonard resign for good reason:

•	An amount equal to 6 months’ base salary, plus 1 month of base salary for every completed year of service, up to a maximum of 12 months’ base salary in lieu of notice of termination;
•	Any incentive bonus or other compensation awards that may have been declared as having been earned and owing immediately preceding the date of termination;
•	Continuation of any benefits during the notice period; and
•	In the event Mr. Leonard accepts alternate employment prior to the expiry of the notice period, the salary continuation payments will end upon the commencement of the alternate employment and Mr. Leonard will receive a lump sum payment equal to 50% of the value of the unexpired portion of the notice period.

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Mr. Leonard is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Leonard resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•	subject to the terms of any Omnibus Equity Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Khalaf Rashid

Pursuant to the Executive Employment Agreement with Khalaf Rashid, Senior Vice-President, Tanzania, Mr. Rashid is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Rashid resigns for good cause within 24 months following a change of control:

•	a lump sum payment equivalent to 24 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 2 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•	subject to the terms of any Omnibus Equity Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

Alex Ho

Pursuant to the Executive Employment Agreement with Alex Ho, Corporate Controller, Mr. Ho is entitled to the following compensation in the event of termination without cause:

•	An amount equal to 3 months’ base salary, plus 1 month of base salary for every completed year of service, up to a maximum of 12 months’ base salary in lieu of notice of termination;
•	Any incentive bonus or other compensation awards that may have been declared as having been earned and owing immediately preceding the date of termination;
•	Continuation of any benefits during the notice period; and
•	In the event Mr. Ho accepts alternate employment prior to the expiry of the notice period, the salary continuation payments will end upon the commencement of the alternate employment and Mr. Ho will receive a lump sum payment equal to 50% of the value of the unexpired portion of the notice period.

Mr. Ho is entitled to the following compensation in the event his employment is terminated without cause following a change of control of the Corporation or Mr. Ho resigns for good cause within 12 months following a change of control:

•	a lump sum payment equivalent to 6 months of base salary in lieu of notice of termination;
•	a lump sum payment equivalent to 1.0 times the greater of the average of the performance bonus paid in the preceding 2 years, or the target performance bonus;
•	pro rata target performance bonus for the partial year worked up to the date of termination if less than two annual performance bonus payments been made;
•	accrued Entitlements through to the date of termination;
•	benefits continuation for the notice period; and
•	subject to the terms of any Omnibus Equity Incentive Plan, all Options, RSUs and PSUs granted to the Executive that are unvested as of the date of termination shall immediately vest on the date of termination.

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Summarized below are the current severance obligations owed to the current NEOs upon a Termination without Cause or Termination following a Change of Control scenario, as of August 31, 2024. These figures exclude the value of benefits continuation.

	Termination without Cause		Change of Control
	Entitlement		Entitlement
Stephen Mullowney, CEO	2.5x Base Salary 2.5x Performance Bonus 100% of all equity awards(1) 24 months Benefits	$3.3 million	36 months Base Salary 3x Performance Bonus Minimum Stock Bonus 100% of all equity awards(1) 36 months Benefits	$3.8 million
Michael Leonard, CFO	9 months Base Salary	$225,000	24 months Base Salary 2x Performance Bonus 100% of all equity awards(1)	$1.3 million
Khalaf Rashid, Senior Vice President, Tanzania	n/a	n/a	24 months Base Salary 2x Performance Bonus 100% of all equity awards(1)	$1.0 million
Alex Ho, Corporate Controller	4 months Base Salary	$42,853	6 months Base Salary 1.0x Performance Bonus 100% of all equity awards(1)	$298,543
(1)	The value of vesting of option-based awards is calculated as the difference between the closing price of TRX common shares on the NYSE American on August 31, 2024 ($0.39) and the exercise price of options vested multiplied by the number of options outstanding at August 31, 2024. The value of vesting of share-based awards is calculated as the closing price of TRX common shares on the NYSE American ($0.39) multiplied by the number of RSUs outstanding at August 31, 2024. RSU awards for Fiscal Year 2024 were granted on December 24, 2024, and valued at $0.36 at time of grant.

Pension Plan Benefits

In the executive employment agreement that the Corporation has entered with Mr. Mullowney and formerly with Mr. Cheatle with an annual cash contribution to their retirement savings plan to the maximum amount permitted under the Canadian Income Tax Act, subject to an annual maximum value of CAD $30,000.

Director Compensation

During Fiscal Year 2024, the Corporation engaged GGA to complete an updated review of non-employee director compensation. The director compensation philosophy was re-affirmed as part of that review with the following objectives:

•	Be fair and reasonable, reflecting the time and effort required by a director;
•	Reflect the complexities, risks, skillsets and value associated with directors on the Board;
•	Attract, retain and motivate high quality individuals to act in the best interests of the shareholders;
•	Reward each director based on individual commitments; and
•	Be affordable to the organization.

A more formalized compensation structure with flat cash retainers paid for Board and Committee service was adopted along with eligibility to receive annual equity grants (currently in the form of RSUs). Compensation has been targeted at an appropriate position within TRX’s peer group to reflect the relative workload and risk of liability non-employee directors are assuming currently.

In Fiscal Year 2023, the Corporation addressed Fiscal Year 2022 cash and equity compensation for certain non-employee directors as well. Non-employee directors were also recognized for the relatively high workload expected during Fiscal Year 2024 in finalizing cash retainer and equity awards. This included the provision of a one-time special cash award to Norman Betts of $10,000 to recognize the additional time and efforts in his role during the past fiscal year.

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Cash Retainers

Outlined in the table below is a summary of the cash retainers approved by the Board. The retainers outlined below take into account the results of benchmarking analysis conducted by GGA in the summer and early fall of 2024 to continue to position the non-employee director compensation at TRX competitively within the peer group and reflect the roles, responsibilities and risks faced by TRX directors.

Since Fiscal Year 2022, non-employee directors can elect to receive all or a portion of cash fees in RSUs.

The Corporation notes the unfortunate passing of its Board Chair in October 2023 and the subsequent appointment of Shubo Rakhit as an independent Board Chair. In consultation with GGA, the Corporation’s compensation advisor, the Board Chair annual cash retainer was amended from $150,000 down to $115,000. Based on GGA’s review of non-employee director compensation during Fiscal Year 2024, further adjustments were made to cash retainers for the Board Chair, Board Member and Audit Committee positions to take into account the results of market analysis, relative workload and the nature of the role. The table below highlights the go-forward retainer structure at TRX Gold with the appointment of a new independent Board Chair.

	Chair Annual Retainer ($)	Member Annual Retainer ($)
Board of Directors	125,000	70,000
Audit and Risk Management Committee	12,000	6,000
Corporate Governance and Nominating Committee	10,000	5,000

Equity Compensation

In addition to the cash retainers outlined above, TRX directors are also eligible to receive an annual grant of RSUs, subject to the annual grant limits approved under the Omnibus Equity Incentive Plan.

RSU grants have been made to non-employee directors to compensate them for their service in the last year. The higher grant received by Mr. Rakhit takes into account his role as Board Chair during the majority of the past Fiscal Year, and is reflective of the added role, workload and responsibilities he has taken on as Board Chair.

The following table outlines the value of equity compensation granted to non-employee directors in the form of RSUs.

Director	Number of RSUs Granted	Grant Price	Grant Date Fair Value of RSUs (1)
Norman Betts	250,000	$0.36	$90,000
Shubo Rakhit	305,555	$0.36	$110,000
Richard Steinberg	250,000	$0.36	$90,000
(1)	The grant date fair value of RSUs was valued at $0.36. RSUs vested on December 24, 2024.

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Director Compensation Table

The following table sets forth the value of all compensation provided to directors not including those directors who are also NEOs, for the Corporation’s most recently completed financial year:

Name	Fees Earned ($)	Option-Based Awards ($)	Share-Based Awards ($)	All Other Compensation ($)	Total ($)
Norman Betts	85,000	Nil	90,000	Nil	175,000
Shubo Rakhit	138,223(1)	Nil	110,000	Nil	248,223
Richard Steinberg	71,250	Nil	90,000	Nil	161,250
(1)	Includes $15,000 earned by Mr. Rakhit as an independent member of the board of directors of Buckreef Gold Company Ltd., a subsidiary of the Corporation.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth all option-based awards and share-based awards outstanding as of January 15, 2025 with respect to the non-employee directors.

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Norman Betts	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Shubo Rakhit	Nil	Nil	Nil	Nil	Nil	Nil	148,887(1)
Richard Steinberg	Nil	Nil	Nil	Nil	Nil	Nil	Nil
(1)	Value based on the closing price of TRX shares on the NYSE American as of August 31, 2024 ($0.39). Mr. Rakhit currently has 381,760 share-based awards vested, but not paid out or distributed, less any withholding tax as applicable.

Value vested or earned during the fiscal year

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year (1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Norman Betts	Nil	157,500	Nil
Shubo Rakhit	Nil	266,334(2)	Nil
Richard Steinberg	Nil	157,500	Nil
(1)	The value of share-based awards granted prior to August 31, 2024 and vested in Fiscal Year 2024 is calculated as the closing price of TRX common shares on the NYSE American on each vesting date multiplied by the number of shares vested during the year. The value of share-based awards vested on December 24, 2024 is calculated at $0.36.
(2)	Includes $83,334 of common share bonus to be received in shares that vested during the year. The entire portion of the common shares have not yet been issued as of the date of filing and will be issued in due course.

Value exercised during the year

No options were exercised by any of the non-employee directors during the fiscal year ended August 31, 2024.

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Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Corporation are authorized for issuance in effect as of the end of the Corporation’s most recently completed financial year end:

	Number of securities to be issued upon exercise of outstanding Stock Options & RSUs	Weighted average exercise price of outstanding Stock Options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(d)
Equity compensation plans approved by security holders (Omnibus Equity Incentive Plan) Canadian Dollar denominated	4,424,000(1)	CAD $0.41	7,894,216(3)
Equity compensation plans approved by security holders (Omnibus Equity Incentive Plan) US Dollars denominated	15,869,112(2)	USD $0.46
Total	20,293,107	N/A	7,894,216(3)
(1)	Includes 4,424,000 Options as of January 15, 2025.
(2)	Includes 12,584,732 Options and 3,284,375 RSUs as of January 15, 2025.
(3)	Based on 281,873,229 common shares outstanding as of January 15, 2025.

Burn Rate

In accordance with the policies of the TSX, the following table sets out the annual burn rate, calculated in accordance with section 613(p) of the TSX Company manual, of each of Corporation’s security-based compensation arrangements for the three most recently completed financial years:

Omnibus Equity Incentive Plan
For the Year Ended August 31,	Burn Rate
2024	3.31%
2023	2.09%
2022	3.46%

Annual burn rate is expressed as a percentage and is calculated by dividing the number of securities granted under the Corporation’s current and prior equity compensation plans, as applicable, by the weighted average number of securities outstanding for the applicable fiscal year.

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Composition of the Audit and Risk Management Committee

The Audit and Risk Management Committee members are comprised of the following directors of the Corporation:

•	Norman Betts (Chair)	Independent (1)	Financial expert (2)
•	Shubo Rakhit	Independent (1)	Financially literate (3)
•	Richard J. Steinberg	Independent (1)	Financially literate (3)

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Corporation, which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.
(2)	An Audit Committee Financial Expert must possess five attributes: (i) an understanding of GAAP and financial statements; (ii) the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; (iii) experience preparing auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the registrant’s financial statements, or experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal controls and procedures for financial reporting; and (v) an understanding of audit committee functions. Norman Betts meets the definition of Financial Expert due to his standing as a Chartered Accountant Fellow.
(3)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

For further details about the Audit and Risk Management Committee, Shareholders are referred to the Corporation’s Annual Information Form dated November 29, 2024 (filed on SEDAR+ on November 29, 2024) under the heading, “Audit Committee Information” for the disclosure required by Form 52-110F1 of National Instrument 52-110.

INDEBTEDNESS TO CORPORATION OF DIRECTORS AND EXECUTIVE OFFICERS

No directors or executive officers of the Corporation or proposed nominees for election as a director, or their associates or affiliates have been indebted to the Corporation.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No director, officer or proposed nominee for election as a director and no associate or affiliate of any insider or nominee has or has had any material interest, direct or indirect, in any transaction since the commencement of the Corporation's last completed financial year, or in any proposed transaction, which in either such case has materially affected or will materially affect the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board and senior management consider good corporate governance to be central to the effective and efficient operation of the Corporation. The Board has confirmed the Corporation’s main area of interest has been in the exploration and development of gold properties, with a primary focus on exploring for and developing gold properties in the United Republic of Tanzania (“Tanzania”). Tanzania remains the focus of the Corporation’s exploration and development activities. The Corporation’s primary asset is its interest in the Buckreef Gold Project.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal controls.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 - Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Corporation. In addition, NI 58-101 prescribes certain disclosure by the Corporation of its corporate governance practices.

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The following report by the Board describes the analysis and disclosure of corporate governance practices of the Corporation.

CORPORATE GOVERNANCE DISCLOSURE

1.	Board of Directors

A director is considered independent only where the Board determines that the director has no direct or indirect material relationship with the Corporation or its subsidiaries (together referred to as the Corporation). A “material relationship” is defined in National Instrument 52-110 – Audit Committees to mean any relationship, which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgement.

On an annual basis, the Board, in consultation with the Audit and Risk Management Committee, reviews each relationship that a director has with the Corporation in order to determine whether the director is or remains independent.

Based on reference to these requirements and review of the applicable factual circumstances against these standards, the Board, in consultation with the Audit and Risk Management Committee, has determined that subsequent to the Meeting, a majority of its directors will be independent. The following table identifies which directors are not independent and the basis for that determination.

Director	Independence Status	Basis for determination of non-independence
Stephen Mullowney	Not independent	Mr. Mullowney is considered to have a material relationship with the Corporation by virtue of his position as CEO of the Corporation
Norman Betts	Independent	Not applicable – no material relationship
Richard Steinberg	Independent	Not applicable – no material relationship
Shubo Rakhit	Independent	Not applicable – no material relationship
John McVey(1)	Independent	Not applicable – no material relationship
(1)	John McVey is nominated to be a director at this Meeting.

The following directors of the Corporation are presently directors of other reporting issuers:

Norman Betts: Adex Mining Inc., and 49 North Resources Inc.

John McVey: Fortune Minerals Limited, and Arizona Gold & Silver Inc.

The independent directors may hold separate meetings at which management is not in attendance. The Board facilitates open and candid discussion among its independent directors by encouraging such members to have discussions with the Board members who are not independent directors. The Board allows for time after each Board meeting to meet without management and non-independent directors present. The Board also encourages its independent directors to have informal discussions amongst themselves whenever appropriate. The various board committees are comprised completely of independent directors.

The following table provides details regarding directors’ attendance at board and committee meetings held during the relevant period (September 1, 2023 to August 31, 2024).

Meetings Attendance	Board of Directors	Audit Committee	Corporate Governance and Nominating Committee
Norman Betts	6 of 6	10 of 10	5 of 5
Stephen Mullowney	6 of 6	-	-
Andrew Cheatle(1)	5 of 6	-	-
Shubo Rakhit	6 of 6	10 of 10	5 of 5
Richard Steinberg	6 of 6	10 of 10	5 of 5
(1)	Andrew Cheatle resigned as an officer and director of the Corporation on December 5, 2024.

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2.	Board Mandate

The following is the mandate of the Board:

•	Advocate and support the best interests of the Corporation;
•	Review and approve strategic, business and capital plans for the Corporation;
•	Ensure that specific and relevant corporate measurements are developed and adequate controls and information systems are in place with regard to business performance;
•	Review the principal risks of the Corporation’s business and pursue the implementation of appropriate systems to manage such risks;
•	Monitor progress and efficiency of strategic, business, and capital plans and require appropriate action to be taken when performance falls short of goals;
•	Establish and monitor a Code of Ethics and Business Conduct for Directors, Officers and Employees to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;
•	Establish and monitor a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour;
•	Review measures implemented and maintained by the Corporation to ensure compliance with statutory and regulatory requirements;
•	Review and monitor the effectiveness of the Audit and Risk Management Committee, and the Audit and Risk Management Committee Charter, on at least an annual basis;
•	Select, evaluate, and compensate the senior management;
•	Grant shares or restricted stock units, or both, and monitor the evaluation and compensation of senior management;
•	Monitor the practices of management to ensure appropriate and timely communication of material information concerning the Corporation to its shareholders; in addition, assume responsibility for the Communication (Disclosure) Policy of the Corporation to ensure that it addresses how the Corporation interacts with analysts and the public and that it contains measures for the Corporation to avoid selective disclosure and ensures that insiders understand their obligations with respect to trading in securities of the Corporation;
•	Monitor compliance with the Communication (Disclosure) Policy and be responsible for the granting of any waivers therefrom;
•	Monitor overall safety and environmental policies and programs;
•	Monitor the development and implementation of programs for management succession and development; and
•	Discharge such other duties as may be required for the good stewardship of the Corporation.

3.	Position Descriptions

The Board has developed a written position description for the Chair of the Board which sets out Chair’s duties and responsibilities. The Board does not at this time have formal position descriptions for the Chair of each Board committee and the CEO. The Board expects the CEO to meet the corporate objectives and responsibilities of the Corporation.

While management is responsible for the day-to-day operations of the Corporation’s business, the Board serves in a supervisory capacity and is responsible for reviewing and approving corporate objectives and monitoring management’s progress in achieving approved corporate objectives.

Management is required to seek the Board’s approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

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4.	Orientation and Continuing Education

New directors receive copies of Board materials and all material regarding the Corporation including recent annual reports, annual information forms, proxy solicitation materials and various other operating and budget reports, and copies of the Corporation’s codes and policies, including the statement of corporate governance policies of the Board, code of ethics and business conduct, code of ethical conduct for financial managers, whistleblower policy, disclosure (communications) policy and audit and risk management committee charter. New directors are encouraged to visit and meet with management on a regular basis. Management of the Corporation makes itself available for discussion with all Board members.

The Board does not presently provide organized continuing education programs for its directors. However, each Board member is encouraged to attend meetings, courses, seminars and conferences to ensure the director’s knowledge and skills remain current to meet their obligations as directors.

5.	Ethical Business Conduct

The Board has adopted a Code of Ethics and Business Conduct (the “Code”) applicable to directors, officers, employees and consultants, and a Code of Ethical Conduct for Financial Managers to address, among other matters, conflicts of interest, protection and proper use of corporate assets and opportunities, fair dealing with third parties, compliance with laws, rules and regulations, and reporting of any illegal or unethical behaviour. The Code is posted on the Corporation’s website at www.trxgold.com. The Code is also available for viewing on the SEDAR+ website at www.sedarplus.ca. The Board accepts the responsibility of monitoring compliance with the Code. The Corporation requires that directors, officers and employees annually certify they have complied with the Code. The Corporation has filed no material change reports relating to departures from the Code by any directors and/or officers or financial managers.

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has a material interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Corporation. Furthermore, all issuances of shares to insiders are separately approved by the Audit and Risk Management Committee, which consists entirely of independent directors.

The Board and the Corporation encourage and promote a culture of ethical business conduct from all directors, officers, employees and associates.

6.	Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board has a Corporate Governance and Nominating Committee comprised of independent directors Richard Steinberg (Chair), Norman Betts and Shubo Rakhit. When a vacancy on the Board arises, the Corporate Governance and Nominating Committee is encouraged to bring forward any potential nominees that have the necessary skills and knowledge to serve on the Board. When considering a potential candidate, the Corporate Governance and Nominating Committee considers the qualities and skills that the Board, as a whole, should have. Based on the talent already represented on the Board, the Corporate Governance and Nominating Committee identifies the skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Corporation. Potential candidates are screened to ensure they possess the requisite qualities, including integrity, business judgment and experience and other skills and abilities to work well with the Board and the Corporation.

Board Succession: Commenced in Fiscal Year 2022 and ongoing through Fiscal Year 2024, the Corporate Governance and Nominating Committee has committed to overseeing a deliberate and gradual board refresh that will transform the make-up of the board. The goals of the board succession process are to bring in new members, enhance diversity and to ensure a gradual but effective transition of knowledge while maintaining an appropriate balance of skills and introducing, where appropriate additional mining engineering skills. The Board Succession and refresh process is a multi-year commitment, and may result from time to time a periodic imbalance of gender diversity and independence. The Corporation’s long-term commitment is to attain a minimum of at least one female director.

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7.	Compensation

The adequacy and form of director and officer compensation is reviewed on an annual basis by the Corporate Governance and Nominating Committee of the Board. The Corporate Governance and Nominating Committee recommends to the Board any adjustments to the compensation payable to directors, officers, and senior staff.

The Corporate Governance and Nominating Committee is comprised of three directors: Richard Steinberg (Chair), Norman Betts and Shubo Rakhit, all of whom are independent for the purposes of NI 58-101.

The Corporate Governance and Nominating Committee meets to discuss salary matters as required. Its recommendations are reached primarily by comparison of the remuneration paid by the Corporation with publicly available information on remuneration paid by other reporting issuers that the Corporate Governance and Nominating Committee feels are similarly placed within the same business development of the Corporation.

GGA has been retained as external advisors to assist the special committee on compensation and the Corporation in determining compensation the past few years

8.	Other Board Committees

The Board currently has appointed two committees; an Audit and Risk Management Committee, and a Corporate Governance and Nominating Committee.

The Audit and Risk Management Committee is described above under “Composition of the Audit and Risk Management Committee”

The Corporate Governance and Nominating Committee is described above under “Compensation” and “Nomination of Directors”.

9.	Assessments

Due to the size of the Board, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees. The Board conducts an annual review/evaluation process questionnaire which is designed to provide directors with an opportunity to evaluate the Board’s performance and make suggestions for improvement. The completed questionnaires are submitted to the Chair of the Audit and Risk Management Committee who reviews the evaluations and submits a summary to the Board.

The Board as a whole is responsible for the Corporation’s approach to corporate governance, committee and individual director effectiveness issues on a continuous basis. The Board has functioned and is of the opinion that it can continue to function, independently as required. When necessary or desirable, the Board will establish committees comprised of members who are independent with respect to the issue to be determined.

The Board, monitors the size of the Board to ensure effective decision-making. With the recent departure of the Former COO from the Board, the Corporation has looked to add a new director to the Board to address current concerns about the size of the Board. This has resulted in the nomination of John McVey to serve as a director following his approval by shareholders at the current Meeting.

10.	Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for its directors or other mechanisms for Board renewal. The Corporate Governance and Nominating Committee, on an annual basis, reviews the size, composition, mandate and performance of the Board and the various committees of the Board, and makes recommendations for appointment, removal of directors or other adjustments as appropriate.

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The Corporate Governance and Nominating Committee has considered whether to propose that the Board adopt term limits for directors and has determined not to do so after consideration of a number of factors, including the significant advantages associated with the continued involvement of long-serving directors who have gained a deep understanding of the Corporation's projects, operations and objectives during their tenure; the experience, corporate memory and perspective of such directors; the professional experience, areas of expertise and personal character of members of the Board; and the current needs and objectives of the Corporation. For additional information regarding board renewal, refer to Board Succession under the Nomination of Directors section.

11.	Policies Regarding the Representation of Women on the Board

The Corporation has not adopted a written policy relating to the identification and nomination of women directors, as it believes that the interests of the Corporation would be better served by ensuring that Board candidates are identified and selected from the widest possible group of potential candidates. The goal of this process is to create a Board that, as a whole, consists of individuals with various and relevant career experience, knowledge of the mining industry and financial or other specialized expertise. A formalized written diversity policy governing the identification and selection of potential candidates may unduly restrict the Board's ability to select the best candidate.

12.	Consideration of the Representation of Women in the Director Identification and Selection Process

The Corporate Governance and Nominating Committee, under the supervision of the Board is responsible for establishing qualifications and skills necessary for an effective Board and for various committees of the Board, including but not limited to factors such as professional experience, particular areas of expertise, personal character, potential conflicts of interest, diversity and other commitments.

Although diversity (which includes diversity in gender, age, ethnicity and cultural background) is one of the factors considered in the Corporation's director identification and selection process, other factors, being professional experience, particular areas of expertise and personal character, are also considered in the director identification and selection process. The Corporate Governance and Nominating Committee has had considerable discussion regarding gender diversity and the benefits thereof and the Corporation is committed to gender diversity on the Board, as well as at the senior levels of management. In light of the Corporation's view that candidates should be selected from the widest possible group of qualified individuals, the Board will ensure, in the process of ongoing Board renewal and the continuing search for a diverse mix of talent and competency, that, where possible, new appointments will advance the Corporation's commitment to diversity. See also “Targets Regarding the Representation of Women on the Board and in Executive Officer Positions” below.

13.	Consideration Given to the Representation of Women in Executive Officer Appointments

The Corporation's views with respect to the representation of women in executive officer positions when making executive officer appointments is the same as its views on the representation of women in the director identification and selection process. In making decisions as to executive officer appointments, the Corporation believes that decisions to hire or promote an individual should be based on that person's professional experience, particular areas of expertise, character and merit. Accordingly, factors including but not limited to the level of representation of women in executive officer positions, professional experience, areas of expertise and personal character are considered when making executive officer appointments.

14.	Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a formal target regarding women on the Board or in executive officer positions for the reasons set out above and the Corporation believes that adopting such a target may unduly restrict its ability to select, hire or promote the best candidate for the position in question.

15.	Number of Women and Diversity on the Board and in Executive Officer Positions

The Corporation currently has no female directors on the Board and one female officer representing 20% of the Corporation's management team. The Board is currently comprised of 25% diverse members. The board of directors of Buckreef Gold Company Ltd., the Corporation's subsidiary, is currently comprised of 57% diverse members, including one female director.

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ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca. Copies of the Corporation’s financial statements for the year ended August 31, 2024 and Management’s Discussion & Analysis are also available on SEDAR+ or may be obtained by any person upon receipt of a request in writing to the Corporation at IR@trxgold.com. Such copies will be sent to any shareholder without charge. Financial information with respect to the Corporation is provided in the Corporation’s comparative financial statements and Management’s Discussion & Analysis for its mostly recently completed financial year.

PROPOSALS OF SHAREHOLDERS FOR PRESENTATION
AT THE NEXT ANNUAL MEETING OF SHAREHOLDERS

We anticipate that the next annual meeting of shareholders will be held in February 2026. Any shareholder who desires to submit a proper proposal for inclusion in the meeting materials related to the next annual meeting of shareholders must do so in writing in accordance with the Business Corporations Act (Alberta), at it must be received by the Corporation at its head office no later than November 30, 2025 in order to be considered for inclusion in the meeting material for the 2026 annual meeting of shareholders. For proposals sought to be included in the Corporation’s meeting materials, the proponent must be a record or beneficial owner entitled to vote on such proposal at the next annual meeting and must continue to own such security entitling such right to vote through the date on which the meeting is held.

BOARD APPROVAL

The Board has approved the content and distribution of this Management Information Circular.

DATED at Oakville, Ontario, this 15th day of January, 2025.

ON BEHALF OF THE BOARD OF DIRECTORS

TRX GOLD CORPORATION

“Shubo Rakhit”
Shubo Rakhit,
Chairman

SCHEDULE “A”

TRX GOLD CORPORATION
(the “Company”)

The Company has as its articles the following articles.

Full name and signature of a Director	Date of signing
________________________________ Stephen Mullowney	_____________, 2025

Continuation Number: ________________

TRX GOLD CORPORATION
(the “Company”)

ARTICLES

1. INTERPRETATION	1
1.1 Definitions	1
1.2 Business Corporations Act and Interpretation Act Definitions Applicable	1
1.3 Conflicts Between Articles and the Business Corporations Act	1
2. SHARES AND SHARE CERTIFICATES	1
2.1 Authorized Share Structure	1
2.2 Form of Share Certificate	1
2.3 Shareholder Entitled to Share Certificate or Acknowledgement	2
2.4 Delivery by Mail	2
2.5 Replacement of Worn Out or Defaced Share Certificate or Acknowledgement	2
2.6 Replacement of Lost, Stolen or Destroyed Share Certificate or Acknowledgement	2
2.7 Splitting Share Certificates	2
2.8 Share Certificate Fee	2
2.9 Recognition of Trusts	2
3. ISSUE OF SHARES	3
3.1 Directors Authorized	3
3.2 Commissions and Discounts	3
3.3 Brokerage	3
3.4 Conditions of Issue	3
3.5 Share Purchase Warrants and Rights	3
4. SECURITIES REGISTERS	3
4.1 Central Securities Register	3
4.2 Closing Register	4
5. SHARE TRANSFERS	4
5.1 Registering Transfers	4
5.2 Transferor Remains Shareholder	4
5.3 Signing of Instrument of Transfer	4
5.4 Enquiry as to Title Not Required	4
5.5 Transfer Fee	4

6. TRANSMISSION OF SHARES	5
6.1 Legal Personal Representative Recognized on Death	5
6.2 Rights of Legal Personal Representative	5
7. PURCHASE OR REDEMPTION OF SHARES	5
7.1 Company Authorized to Purchase or Redeem Shares	5
7.2 Purchase or Redemption When Insolvent	5
7.3 Sale and Voting of Purchased Shares	5
8. BORROWING POWERS	5
9. ALTERATIONS	6
9.1 Alteration of Authorized Share Structure	6
9.2 Change of Name	6
9.3 Other Alterations	6
10. MEETINGS OF SHAREHOLDERS	6
10.1 Annual General Meetings	6
10.2 Resolution Instead of Annual General Meeting	7
10.3 Calling of Meetings of Shareholders	7
10.4 Location of Meeting	7
10.5 Notice for Meetings of Shareholders	7
10.6 Record Date for Notice	7
10.7 Record Date for Voting	7
10.8 Class Meetings and Series Meetings of Shareholders	8
10.9 Notice of Special Business at Meetings of Shareholders	8
10.10 Failure to Give Notice and Waiver of Notice	8
11. PROCEEDINGS AT MEETINGS OF SHAREHOLDERS	8
11.1 Special Business	8
11.2 Special Majority	9
11.3 Quorum	9
11.4 One Shareholder May Constitute Quorum	9
11.5 Other Persons May Attend	9
11.6 Requirement of Quorum	9
11.7 Lack of Quorum	9
11.8 Lack of Quorum at Succeeding Meeting	9
11.9 Chair	10
11.10 Selection of Alternate Chair	10
11.11 Adjournments	10
11.12 Notice of Adjourned Meeting	10
11.13 Decisions by Show of Hands or Poll	10
11.14 Declaration of Result	10
11.15 Motion Need Not be Seconded	10
11.16 Casting Vote	10
11.17 Manner of Taking Poll	11
11.18 Demand for Poll on Adjournment	11
11.19 Chair Must Resolve Dispute	11
11.20 Casting of Votes	11
11.21 Demand for Poll	11
11.22 Demand for Poll Not to Prevent Continuance of Meeting	11
11.23 Retention of Ballots and Proxies	11
12. VOTES OF SHAREHOLDERS	11
12.1 Number of Votes by Shareholder or by Shares	11
12.2 Votes of Persons in Representative Capacity	12

12.3 Votes by Joint Holders	12
12.4 Legal Personal Representatives as Joint Shareholders	12
12.5 Representative of a Corporate Shareholder	12
12.6 Proxy Provisions Do Not Apply to All Companies	13
12.7 Appointment of Proxy Holders	13
12.8 Alternate Proxy Holders	13
12.9 Validity of Proxy Vote	13
12.10 Form of Proxy	13
12.11 Deposit of Proxy	14
12.12 Revocation of Proxy	14
12.13 Revocation of Proxy Must Be Signed	14
12.14 Production of Evidence of Authority to Vote	14
13. DIRECTORS	14
13.1 First Directors; Number of Directors	14
13.2 Change in Number of Directors	15
13.3 Directors’ Acts Valid Despite Vacancy	15
13.4 Qualifications of Directors	15
13.5 Remuneration of Directors	15
13.6 Reimbursement of Expenses of Directors	15
13.7 Special Remuneration for Directors	15
13.8 Gratuity, Pension or Allowance on Retirement of Director	16
14. ELECTION AND REMOVAL OF DIRECTORS	16
14.1 Election at Annual General Meeting	16
14.2 Consent to be a Director	16
14.3 Failure to Elect or Appoint Directors	16
14.4 Places of Retiring Directors Not Filled	17
14.5 Directors May Fill Casual Vacancies,	17
14.6 Remaining Directors Power to Act	17
14.7 Shareholders May Fill Vacancies	17
14.8 Additional Directors	17
14.9 Ceasing to be a Director	17
14.10 Removal of Director by Shareholders	18
14.11 Removal of Director by Directors	18
15. POWERS AND DUTIES OF DIRECTORS	18
15.1 Powers of Management	18
15.2 Appointment of Attorney of Company	18
16. DISCLOSURE OF INTEREST OF DIRECTORS	18
16.1 Obligation to Account for Profits	18
16.2 Restrictions on Voting by Reason of Interest	18
16.3 Interested Director Counted in Quorum	18
16.4 Disclosure of Conflict of Interest or Property	19
16.5 Director Holding Other Office in the Company	19
16.6 No Disqualification	19
16.7 Professional Services by Director or Officer	19
16.8 Director or Officer in Other Corporations	19
17. PROCEEDINGS OF DIRECTORS	19
17.1 Meetings of Directors	19
17.2 Voting at Meetings	19
17.3 Chair of Meetings	19
17.4 Meetings by Telephone or Other Communications Medium	20
17.5 Calling of Meetings	20

17.6 Notice of Meetings,	20
17.7 When Notice Not Required	20
17.8 Meeting Valid Despite Failure to Give Notice	20
17.9 Waiver of Notice of Meetings	20
17.10 Quorum	21
17.11 Validity of Acts Where Appointment Defective	21
17.12 Consent Resolutions in Writing	21
18. EXECUTIVE AND OTHER COMMITTEES	21
18.1 Appointment and Powers of Executive Committee	21
18.2 Appointment and Powers of Other Committees	21
18.3 Obligations of Committees	22
18.4 Powers of Board	22
18.5 Committee Meetings	22
19. OFFICERS	23
19.1 Directors May Appoint Officers	23
19.2 Functions, Duties and Powers of Officers	23
19.3 Qualifications	23
19.4 Remuneration and Terms of Appointment	23
20. INDEMNIFICATION	23
20.1 Definitions	23
20.2 Mandatory Indemnification of Directors and Former Directors	24
20.3 Indemnification of Other Persons	24
20.4 Non-Compliance with Business Corporations Act	24
20.5 Company May Purchase Insurance	24
20.6 Heirs and Beneficiaries	24
20.7 Effect of Amendment	25
21. DIVIDENDS	25
21.1 Payment of Dividends Subject to Special Rights	25
21.2 Declaration of Dividends	25
21.3 No Notice Required	25
21.4 Record Date	25
21.5 Manner of Paying Dividend	25
21.6 Settlement of Difficulties	25
21.7 When Dividend Payable	25
21.8 Dividends to be Paid in Accordance with Number of Shares	26
21.9 Receipt by Joint Shareholders	26
21.10 Dividend Bears No Interest	26
21.11 Fractional Dividends	26
21.12 Payment of Dividends	26
21.13 Capitalization of Surplus	26
22. DOCUMENTS, RECORDS AND REPORTS	26
22.1 Recording of Financial Affairs	26
22.2 Inspection of Accounting Records	26
23. NOTICES	26
23.1 Method of Giving Notice	26
23.2 Deemed Receipt of Mailing	27
23.3 Certificate of Sending	28
23.4 Notice to Joint Shareholders	28
23.5 Notice to Trustees	28

24. SEAL	28
24.1 Who May Attest Seal	28
24.2 Sealing Copies	28
24.3 Mechanical Reproduction of Seal	28
25. PROHIBITIONS	29
25.1 Definitions	29
25.2 Application	29
25.3 Consent Required for Transfer of Shares or Designated Securities	29
26. ADVANCE NOTICE PROVISIONS	29
26.1 Nomination of Directors	29
26.2 Application	32

v

TRX GOLD CORPORATION
(the “Company”)

1.	INTERPRETATION

1.1	Definitions

In these Articles, unless the context otherwise requires:

(1)	“board of directors”, “directors” and “board” mean the directors or sole director of the Company, as the case may be;

(2)	“Business Corporations Act” means the Business Corporations Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)	“Interpretation Act” means the Interpretation Act (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	“legal personal representative” means the personal or other legal representative of a shareholder, and includes a trustee in bankruptcy of the shareholder;

(5)	“registered address” of a shareholder means that shareholder’s address as recorded in the central securities register; and

(6)	“seal” means the seal of the Company, if any.

1.2	Business Corporations Act and Interpretation Act Definitions Applicable

The definitions in the Business Corporations Act and the definitions and rules of construction in the Interpretation Act, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if these Articles were an enactment. If there is a conflict between a definition in the Business Corporations Act and a definition or rule in the Interpretation Act relating to a term used in these Articles, the definition in the Business Corporations Act will prevail in relation to the use of the term in these Articles.

1.3	Conflicts Between Articles and the Business Corporations Act

If there is a conflict or inconsistency between these Articles and the Business Corporations Act, the Business Corporations Act will prevail.

2.	SHARES AND SHARE CERTIFICATES

2.1	Authorized Share Structure

The authorized share structure of the Company consists of shares of the class or classes and series, if any, described in the Notice of Articles of the Company.

2.2	Form of Share Certificate

Each share certificate issued by the Company must comply with, and be signed as required by, the Business Corporations Act.

2.3	Shareholder Entitled to Share Certificate or Acknowledgement

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder’s name or (b) a non-transferable written acknowledgement of the shareholder’s right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate or acknowledgement, and delivery of a share certificate or acknowledgement, for a share to one of several joint shareholders or to one of the shareholders’ duly authorized agents will be sufficient delivery to all.

2.4	Delivery by Mail

Any share certificate or non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate may be sent to the shareholder by mail at the shareholder’s registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5	Replacement of Worn Out or Defaced Share Certificate or Acknowledgement

If the directors are satisfied that a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is worn out or defaced, the directors must, on production to them of the share certificate or acknowledgement, as the case may be, and on such other terms, if any, the directors think fit:

(1)	order the share certificate or acknowledgement, as the case may be, to be cancelled; and

(2)	issue a replacement share certificate or acknowledgement, as the case may be.

2.6	Replacement of Lost, Stolen or Destroyed Share Certificate or Acknowledgement

If a share certificate or a non-transferable written acknowledgement of a shareholder’s right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgement, as the case may be, must be issued to the person entitled to that share certificate or acknowledgement, as the case may be, if the directors receive:

(1)	proof satisfactory to the directors that the share certificate or acknowledgement is lost, stolen or destroyed; and

(2)	any indemnity the directors consider adequate.

2.7	Splitting Share Certificates

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder’s name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8	Share Certificate Fee

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any and which must not exceed the amount prescribed under the Business Corporations Act, determined by the directors.

2.9	Recognition of Trusts

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the shareholder.

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3.	ISSUE OF SHARES

3.1	Directors Authorized

Subject to the Business Corporations Act and rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2	Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3	Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4	Conditions of Issue

Except as provided for by the Business Corporations Act, no share may be issued until it is fully paid. A share is fully paid when:

(1)	consideration is provided to the Company for the issue of the share by one or more of the following:

(a)	past services performed for the Company;

(b)	property;

(c)	money; and

(2)	the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5	Share Purchase Warrants and Rights

Subject to the Business Corporations Act, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.	SECURITIES REGISTERS

4.1	Central Securities Register

As required by and subject to the Business Corporations Act, the Company must maintain in British Columbia a central securities register. The directors may, subject to the Business Corporations Act, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

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4.2	Closing Register

The Company must not at any time close its central securities register.

5.	SHARE TRANSFERS

5.1	Registering Transfers

A transfer of a share of the Company must not be registered unless:

(1)	a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)	if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)	if a non-transferable written acknowledgement of the shareholder’s right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgement has been surrendered to the Company.

5.2	Transferor Remains Shareholder

Except to the extent that the Business Corporations Act otherwise provides, a transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.3	Signing of Instrument of Transfer

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgements deposited with the instrument of transfer:

(1)	in the name of the person named as transferee in that instrument of transfer; or

(2)	if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.4	Enquiry as to Title Not Required

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgement of a right to obtain a share certificate for such shares.

5.5	Transfer Fee

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

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6.	TRANSMISSION OF SHARES

6.1	Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder’s interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2	Rights of Legal Personal Representative

The legal personal representative of a shareholder has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the Business Corporations Act and the directors have been deposited with the Company.

7.	PURCHASE OR REDEMPTION OF SHARES

7.1	Company Authorized to Purchase or Redeem Shares

Subject to Article 7.2, the special rights and restrictions attached to the shares of any class or series and the Business Corporations Act, the Company may, if authorized by the directors, purchase, redeem or otherwise acquire any of its shares at the price and upon the terms specified in such resolution.

7.2	Purchase or Redemption When Insolvent

The Company must not make a payment or provide any other consideration to purchase, redeem or otherwise acquire any of its shares if there are reasonable grounds for believing that:

(1)	the Company is insolvent; or

(2)	making the payment or providing the consideration would render the Company insolvent.

7.3	Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, it:

(1)	is not entitled to vote the share at a meeting of its shareholders;

(2)	must not pay a dividend in respect of the share; and

(3)	must not make any other distribution in respect of the share.

8.	BORROWING POWERS

The Company, if authorized by the directors, may:

(1)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors consider appropriate;

(2)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as the directors consider appropriate;

5

(3)	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)	mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.	ALTERATIONS

9.1	Alteration of Authorized Share Structure

(1)	Subject to the Business Corporations Act, the Company may by resolution of the board of directors:

(a)	create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)	increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)	subject to Article 2.1, alter the identifying name of any of its shares;

(d)	subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(e)	if the Company is authorized to issue shares of a class of shares with par value:

(A)	decrease the par value of those shares; or

(B)	if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(f)	change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

(g)	subject to Article 2.1, otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

9.2	Change of Name

The Company may by resolution of the board of directors authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.3	Other Alterations

If the Business Corporations Act does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10.	MEETINGS OF SHAREHOLDERS

10.1	Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the Business Corporations Act, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

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10.2	Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the Business Corporations Act to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company’s annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3	Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4	Location of Meeting

A general meeting of the Company may be held anywhere in the world (including a virtual location) as determined by the directors.

10.5	Notice for Meetings of Shareholders

The Company must send notice of the date, time and location (including a virtual location) of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

10.6	Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)	if and for so long as the Company is a public company, 21 days;

(2)	otherwise, 10 days.

If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

10.7	Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the Business Corporations Act, by more than four months. If no record date is set, the record date is 5:00 p.m. on the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the beginning of the meeting.

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10.8	Class Meetings and Series Meetings of Shareholders

Subject to the provisions of the Business Corporations Act, unless specified otherwise in these Articles or in the special rights and restrictions attached to any class or series of shares, the provisions of these Articles relating to general meetings will apply, with the necessary changes and so far as they are applicable, to a class meeting or series meeting of shareholders holding a particular class or series of shares.

10.9	Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)	state the general nature of the special business; and

(2)	if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

(a)	at the Company’s records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

(b)	during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

10.10	Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting of shareholders to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise, waive or reduce the period of notice of such meeting.

11.	PROCEEDINGS AT MEETINGS OF SHAREHOLDERS

11.1	Special Business

At a meeting of shareholders, the following business is special business:

(1)	at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of, or voting at, the meeting;

(2)	at an annual general meeting, all business is special business except for the following:

(a)	business relating to the conduct of, or voting at, the meeting;

(b)	consideration of any financial statements of the Company presented to the meeting;

(c)	consideration of any reports of the directors or auditor;

(d)	the setting or changing of the number of directors;

(e)	the election or appointment of directors;

(f)	the appointment of an auditor;

(g)	the setting of the remuneration of an auditor;

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(h)	business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution;

(i)	any other business which, under these Articles or the Business Corporations Act, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2	Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds of the votes cast on the resolution.

11.3	Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two (2) shareholders entitled to vote at the meeting, present in person or represented by proxy.

11.4	One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)	the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5	Other Persons May Attend

The directors, the president (if any), the chief executive officer (if any), the chief financial officer (if any), the chief operating officer (if any), the secretary (if any), the assistant secretary (if any), the auditor of the Company, the lawyers for the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6	Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7	Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)	in the case of a general meeting requisitioned by shareholders, the meeting is dissolved; and

(2)	in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8	Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

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11.9	Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)	the chair of the board, if any;

(2)	if the chair of the board is absent or unwilling to act as chair of the meeting, the president, if any; or

(3)	such other person designated by the directors.

11.10	Selection of Alternate Chair

If, at any meeting of shareholders, the person appointed under section 11.9 above is not present within 15 minutes after the time set for holding the meeting, or if such person is unwilling to act as chair of the meeting, or if such person has advised the secretary, if any, or any director present at the meeting, that such person will not be present at the meeting, the directors present must choose: one of their number, a senior officer or counsel to the Company to chair the meeting or if the director, senior officer or counsel present declines to take the chair or if the directors fail to so choose or if no director, senior officer or counsel is present, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11	Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12	Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for thirty days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13	Decisions by Show of Hands or Poll

Every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14	Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15	Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16	Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders does not, either on a show of hands or on a poll, have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

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11.17	Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)	the poll must be taken:

(a)	at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)	in the manner, at the time and at the place that the chair of the meeting directs;

(2)	the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)	the demand for the poll may be withdrawn by the person who demanded it.

11.18	Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19	Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of a meeting of the shareholders must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20	Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21	Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22	Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23	Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep each ballot cast on a poll and each proxy voted at the meeting, and during that period, make such ballots and proxies available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three month period, the Company may destroy such ballots and proxies.

12.	VOTES OF SHAREHOLDERS

12.1	Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)	on a vote by show of hands, every person present who is a shareholder or proxy holder and entitled to vote on the matter has one vote; and

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(2)	on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2	Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative for a shareholder who is entitled to vote at the meeting.

12.3	Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)	any one of the joint shareholders may vote at any meeting of the shareholders, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)	if more than one of the joint shareholders is present at any meeting of the shareholders, personally or by proxy, and more than one of the joint shareholders votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4	Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5	Representative of a Corporate Shareholder

If a corporation, that is not a subsidiary of the Company, is a shareholder, that corporation may appoint a person to act as its representative at any meeting of the shareholders by written instrument, fax or any other method of transmitting legibly recorded messages and:

(1)	for that purpose, the instrument appointing a representative must:

(a)	be received at the registered office of the Company or at any other place specified for the receipt of proxies, in the notice calling the meeting, at least the number of business days for the receipt of proxies specified in the notice, or if no number of days is specified in the notice, at least, two business days before the day set for the holding of the meeting; or

(b)	be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting;

(2)	if a representative is appointed under this Article 12.5:

(a)	the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

(b)	the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

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12.6	Proxy Provisions Do Not Apply to All Companies

Article 12.9 does not apply to the Company if and for so long as it is a public company or a preexisting reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply. Sections 12.7 to 12.16 apply to the Company only insofar as they are not inconsistent with any applicable securities legislation and any regulations and rules made and promulgated under such legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commission or similar authorities appointed under that legislation.

12.7	Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of the shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the instrument of proxy.

12.8	Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9	Validity of Proxy Vote

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1)	at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting or any adjourned meeting at which the proxy is to be used; or

(2)	at the meeting or any adjourned meeting, by the chair of the meeting or adjourned meeting, before any vote in respect of which the proxy has been given has been taken.

12.10	Form of Proxy

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form designated by the directors, the scrutineer or the chair of the meeting:

[name of company]
(the “Company”)

The undersigned, being a shareholder of the Company, hereby appoints [name] or, failing that person, [name], as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on [month, day, year] and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy is given in respect of all shares registered in the name of the undersigned): .

Signed [month, day, year]

[Signature of shareholder]

[Name of shareholder- printed]

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12.11	Deposit of Proxy

A proxy for a meeting of shareholders must be by written instrument, fax or any other method of transmitting legibly messages and must:

(1)	be received at the registered office of the Company or at any other place specified for the receipt of proxies, in the notice calling the meeting, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, in the notice, at least two business days before the day set for the holding of the meeting; or

(2)	unless the notice provides otherwise, be deposited at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.12	Revocation of Proxy

Subject to Article 12.13, every proxy may be revoked by an instrument in writing that is:

(1)	received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)	deposited with the chair of the meeting, at the meeting, before any vote in respect of which the proxy is to be used shall have been taken.

12.13	Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)	if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative;

(2)	if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.14	Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote.

13.	DIRECTORS

13.1	First Directors; Number of Directors

The first directors are the persons designated as directors of the Company in the Notice of Articles that applies to the Company when it is recognized under the Business Corporations Act. The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)	subject to paragraphs (2) and (3), the number of directors that is equal to the number of the Company’s first directors;

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(2)	if the Company is a public company, the greater of three and the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4;

(3)	if the Company is not a public company, the most recently set of:

(a)	the number of directors set by ordinary resolution (whether or not previous notice of the resolution was given); and

(b)	the number of directors set under Article 14.4.

13.2	Change in Number of Directors

If the number of directors is set under Articles 13.1(2)(a) or 13.1(3)(a):

(1)	the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number;

(2)	if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number contemporaneously with the setting of that number, then the directors may appoint, or the shareholders may elect or appoint, directors to fill those vacancies.

13.3	Directors’ Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4	Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the Business Corporations Act to become, act or continue to act as a director.

13.5	Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of the directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such, who is also a director.

13.6	Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7	Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

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13.8	Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.	ELECTION AND REMOVAL OF DIRECTORS

14.1	Election at Annual General Meeting

At every annual general meeting and in every unanimous resolution contemplated by Article 10.2:

(1)	the shareholders entitled to vote at the annual general meeting for the election of directors must elect, or in the unanimous resolution appoint, a board of directors consisting of the number of directors for the time being set under these Articles; and

(2)	all the directors cease to hold office immediately before the election or appointment of directors under paragraph (1), but are eligible for re-election or re-appointment.

14.2	Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)	that individual consents to be a director in the manner provided for in the Business Corporations Act;

(2)	that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)	with respect to first directors, the designation is otherwise valid under the Business Corporations Act.

14.3	Failure to Elect or Appoint Directors

If:

(1)	the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the Business Corporations Act; or

(2)	the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)	the date on which his or her successor is elected or appointed; and

(4)	the date on which he or she otherwise ceases to hold office under the Business Corporations Act or these Articles.

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14.4	Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not reelected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5	Directors May Fill Casual Vacancies,

Any casual vacancy occurring in the board of directors may be filled by the directors.

14.6	Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the Business Corporations Act, for any other purpose.

14.7	Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8	Additional Directors

Notwithstanding Articles 13.1 and 13.2, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed:

(1)	one-third of the number of first directors, if, at the time of the appointments, one or more of the first directors have not yet completed their first term of office; or

(2)	in any other case, one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8.

Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9	Ceasing to be a Director

A director ceases to be a director when:

(1)	the term of office of the director expires;

(2)	the director dies;

(3)	the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)	the director is removed from office pursuant to Articles 14.10 or 14.11.

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14.10	Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by special resolution. In that event, the shareholders may elect, or appoint by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect or appoint a director to fill the resulting vacancy contemporaneously with the removal, then the directors may appoint or the shareholders may elect, or appoint by ordinary resolution, a director to fill that vacancy.

14.11	Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if the director is convicted of an indictable offence, or if the director ceased to be qualified to act as a director of a company and does not promptly resign, and the directors may appoint a director to fill the resulting vacancy.

15.	POWERS AND DUTIES OF DIRECTORS

15.1	Powers of Management

The directors must, subject to the Business Corporations Act and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the Business Corporations Act or by these Articles, required to be exercised by the shareholders of the Company.

15.2	Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.	DISCLOSURE OF INTEREST OF DIRECTORS

16.1	Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the Business Corporations Act) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the Business Corporations Act.

16.2	Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors’ resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

16.3	Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

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16.4	Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Business Corporations Act.

16.5	Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

16.6	No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

16.7	Professional Services by Director or Officer

Subject to the Business Corporations Act, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

16.8	Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the Business Corporations Act, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

17.	PROCEEDINGS OF DIRECTORS

17.1	Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as the directors think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

17.2	Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the board, if present at the meeting, does not have a second or casting vote.

17.3	Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)	the chair of the board, if any;

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(2)	in the absence of the chair of the board, the president, if any, if the president is a director; or

(3)	any other director chosen by the directors if:

(a)	neither the chair of the board nor the president, if a director, is present at the meeting within 15 minutes after the time set for holding the meeting;

(b)	neither the chair of the board nor the president, if a director, is willing to chair the meeting; or

(c)	the chair of the board and the president, if a director, have advised the secretary, if any, or any other director, that the chair of the board and the president will not be present at the meeting.

17.4	Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors in person or by telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other. A director may participate in a meeting of the directors or of any committee of the directors by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation. A director who participates in a meeting in a manner contemplated by this Article 17.4 is deemed for all purposes of the Business Corporations Act and these Articles to be present at the meeting and to have agreed to participate in that manner.

17.5	Calling of Meetings

A director may, and the secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

17.6	Notice of Meetings,

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 17.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors by any method set out in Article 23.1 or orally or by telephone.

17.7	When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director if:

(1)	the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed; or

(2)	the director has waived notice of the meeting.

17.8	Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director does not invalidate any proceedings at that meeting.

17.9	Waiver of Notice of Meetings

Any director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director.

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17.10	Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and, if not so set, is deemed to be set at two directors or, if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

17.11	Validity of Acts Where Appointment Defective

Subject to the Business Corporations Act, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

17.12	Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(a)	in all cases, if each of the directors entitle to vote on the resolution consents to it in writing; or

(b)	in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consents to it in writing.

A consent in writing under this Article 17 may be evidence by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts which together are deemed to constitute one entire document. A resolution of the directors or of any committee of the directors passed in accordance with this Article 17.12 is deemed to effective on the date stated in the consent in writing and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the Business Corporations Act and all the requirements of these Articles relating to such meetings.

18.	EXECUTIVE AND OTHER COMMITTEES

18.1	Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors’ powers, except:

(1)	the power to fill vacancies in the board of directors;

(2)	the power to remove a director;

(3)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)	such other powers, if any, as may be set out in the resolution or any subsequent directors’ resolution.

18.2	Appointment and Powers of Other Committees

The directors may, by resolution:

(1)	appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

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(2)	delegate to a committee appointed under paragraph (1) any of the directors’ powers, except:

(a)	the power to fill vacancies in the board of directors;

(b)	the power to remove a director;

(c)	the power to change the membership of, or fill vacancies in, any committee of the directors; and

(d)	the power to appoint or remove officers appointed by the directors; and

(3)	make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors’ resolution.

18.3	Obligations of Committees

Any committee appointed under Articles 18.1 or 18.2, in the exercise of the powers delegated to it, must:

(1)	conform to any rules that may from time to time be imposed on it by the directors; and

(2)	report every act or thing done in exercise of those powers at such times as the directors may require.

18.4	Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 18.1 or 18.2:

(1)	revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)	terminate the appointment of, or change the membership of, the committee; and

(3)	fill vacancies in the committee.

18.5	Committee Meetings

Subject to Article 18.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 18.1 or 18.2:

(1)	the committee may meet and adjourn as it thinks proper;

(2)	the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)	a majority of the members of the committee constitutes a quorum of the committee; and

(4)	questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

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19.	OFFICERS

19.1	Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

19.2	Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)	determine the functions and duties of the officer;

(2)	entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit; and

(3)	revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

19.3	Qualifications

No officer may be appointed unless that officer is qualified in accordance with the Business Corporations Act. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

19.4	Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors think fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

20.	INDEMNIFICATION

20.1	Definitions

In this Article 20:

(1)	“eligible penalty” means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)	“eligible proceeding” means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director, officer, or former officer of the Company (an “eligible party”) or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director, former director, officer or former officer of the Company:

(a)	is or may be joined as a party; or

(b)	is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)	“expenses” has the meaning set out in the Business Corporations Act.

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20.2	Mandatory Indemnification of Directors and Former Directors

Subject to the Business Corporations Act, the Company shall, to the fullest extent permitted by law, indemnify a director, former director, officer or former officer of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company may, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Subject to section 163 of the Business Corporations Act and subsection 162(2) of the Business Corporations Act, the Company shall pay, as they are incurred in advance of the final disposition of an eligible proceeding, the expenses actually and reasonably incurred by an eligible party in respect of that proceeding. The company must not make the payments referred to above unless the Company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited by section 163 of the Business Corporations Act, the eligible party will repay the amounts advanced. The rights of indemnification and advancement of expenses contained in this Article shall not be exclusive of any other rights to indemnification or similar protection to which any eligible party may be entitled under any agreement, vote of shareholders or disinterested directors, insurance policy or otherwise. Each director and officer is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 20.2.

20.3	Indemnification of Other Persons

Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person.

20.4	Non-Compliance with Business Corporations Act

The failure of a director, former director, officer or former officer of the Company to comply with the Business Corporations Act or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

20.5	Company May Purchase Insurance

To the extent determined commercially reasonable by the directors of the Company, the Company may purchase and maintain director and officer insurance on terms and with the amount of coverage as may be determined commercially reasonable by the directors of the Company for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)	is or was a director, officer, employee or agent of the Company;

(2)	is or was a director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)	at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)	at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity; against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

20.6	Heirs and Beneficiaries

The rights created by this Article shall inure to the benefit of each eligible party and each heir, executor and administrator of such Indemnified Person.

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20.7	Effect of Amendment

Neither the amendment, modification nor repeal of this Article nor the adoption of any provision in these Articles inconsistent with this Article 20 shall adversely affect any right or protection of any eligible party with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.

21.	DIVIDENDS

21.1	Payment of Dividends Subject to Special Rights

The provisions of this Article 21 are subject to Article 2.1 and to the rights, if any, of shareholders holding shares with special rights as to dividends.

21.2	Declaration of Dividends

Subject to the Business Corporations Act, the directors may from time to time declare and authorize payment of such dividends as the directors may deem advisable.

21.3	No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 21.2.

21.4	Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is 5:00 p.m. on the date on which the directors pass the resolution declaring the dividend.

21.5	Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

21.6	Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 21.5, the directors may settle the difficulty as the directors deem advisable, and, in particular, may:

(1)	set the value for distribution of specific assets;

(2)	determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)	vest any such specific assets in trustees for the persons entitled to the dividend.

21.7	When Dividend Payable

Any dividend may be made payable on such date as is fixed by the directors.

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21.8	Dividends to be Paid in Accordance with Number of Shares

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

21.9	Receipt by Joint Shareholders

If several persons are joint shareholders of any share, any one of such joint shareholders may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

21.10	Dividend Bears No Interest

No dividend bears interest against the Company.

21.11	Fractional Dividends

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

21.12	Payment of Dividends

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

21.13	Capitalization of Surplus

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

22.	DOCUMENTS, RECORDS AND REPORTS

22.1	Recording of Financial Affairs

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the Business Corporations Act.

22.2	Inspection of Accounting Records

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

23.	NOTICES

23.1	Method of Giving Notice

Unless the Business Corporations Act or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the Business Corporations Act or these Articles to be sent by or to a person may be sent by any one of the following methods:

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(1)	mail addressed to the person at the applicable address for that person as follows:

(a)	for a record mailed to a shareholder, the shareholder’s registered address;

(b)	for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the mailing address of the intended recipient;

(2)	delivery at the applicable address for that person as follows, addressed to the person:

(a)	for a record delivered to a shareholder, the shareholder’s registered address;

(b)	for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)	in any other case, the delivery address of the intended recipient;

(3)	sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)	sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)	making the record available for public electronic access in accordance with the procedures referred to as ‘notice-and-access” under National Instrument 54-101 and National Instrument 51-102, as applicable, of the Canadian Securities Administrators, or in accordance with similar electronic delivery or access method permitted by applicable securities legislation from time-to-time; or

(6)	physical delivery to the intended recipient.

23.2	Deemed Receipt of Mailing

A notice, statement, report or other record that is:

(1)	mailed to a person by ordinary mail to the applicable address for that person referred to in Article 23.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing;

(2)	faxed to a person to the fax number provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was faxed on the day it was faxed;

(3)	e-mailed to a person to the email address provided by that person referred to in Article 23.1 is deemed to be received by the person to whom it was e-mailed on the day it was e-mailed; or

(4)	made available for public electronic access in accordance with the procedures referred to as ‘notice-and-access” or similar delivery procedures referred to in Article 23.1(5) is deemed to be received by the person on the date it was made available for public electronic access.

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23.3	Certificate of Sending

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 23.1, prepaid and mailed or otherwise sent as permitted by Article 23.1 is conclusive evidence of that fact.

23.4	Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

23.5	Notice to Trustees

A notice, statement, report or other record may be provided by the Company to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)	mailing the record, addressed to such person:

(a)	by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

(b)	at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)	if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

24.	SEAL

24.1	Who May Attest Seal

Except as provided in Articles 24.2 and 24.3, the Company’s seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)	any two directors;

(2)	any officer, together with any director;

(3)	if the Company only has one director, that director; or

(4)	any one or more directors or officers or persons as may be determined by the directors.

24.2	Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 24.1, the impression of the seal may be attested by the signature of any director or officer.

24.3	Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as the directors may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the Business Corporations Act or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

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25.	PROHIBITIONS

25.1	Definitions

In this Article 25:

(1)	“designated security” means:

(a)	a voting security of the Company;

(b)	a security of the Company that is not a debt security and that carries a residual right to participate in the earnings of the Company or, on the liquidation or winding up of the Company, in its assets; or

(c)	a security of the Company convertible, directly or indirectly, into a security described in paragraph (a) or (b);

(2)	“security” has the meaning assigned in the Securities Act (British Columbia);

(3)	“voting security” means a security of the Company that:

(a)	is not a debt security, and

(b)	carries a voting right either under all circumstances or under some circumstances that have occurred and are continuing.

25.2	Application

Article 25.3 does not apply to the Company if and for so long as it is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply.

25.3	Consent Required for Transfer of Shares or Designated Securities

No share or designated security may be sold, transferred or otherwise disposed of without the consent of the directors and the directors are not required to give any reason for refusing to consent to any such sale, transfer or other disposition.

26.	ADVANCE NOTICE PROVISIONS

26.1	Nomination of Directors

(1)	Nominations of persons for election to the Board may be made at any Annual Meeting of shareholders or at any Special Meeting of shareholders if one of the purposes for which the Special Meeting was called was the election of directors. In order to be eligible for election to the Board at any Annual Meeting or Special Meeting of shareholders, persons must be nominated in accordance with one of the following procedures:

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(a)	by or at the direction of the Board or an authorized officer, including pursuant to a notice of meeting;

(b)	by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (the “BCA”), or a requisition of the shareholders made in accordance with the provisions of the BCA; or

(c)	by any person (a “Nominating Shareholder”): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Article 26.1 and at the close of business on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Article 26.1.

(2)	In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give notice which is both timely (in accordance with paragraph (3) below) and in proper written form (in accordance with paragraph (4) below) to the secretary of the Company at the principal executive offices of the Company.

(3)	A Nominating Shareholder’s notice to the secretary of the Company will be deemed to be timely if:

(a)	in the case of an Annual Meeting of shareholders, such notice is made not less than 30 nor more than 65 days prior to the date of the Annual Meeting of Shareholders; provided, however, that in the event that the Annual Meeting of Shareholders is to be held on a date that is less than 50 days after the date (the “Notice Date”) on which the first public announcement of the date of the Annual Meeting is made, notice by the Nominating Shareholder is made not later than the close of business on the 10th day following the Notice Date; and

(b)	in the case of a Special Meeting (which is not also an Annual Meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), such notice is made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the Special Meeting of Shareholders was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of this paragraph (3).

For greater certainty, the time periods for the giving of notice by a Nominating Shareholder as aforesaid shall, in all cases, be determined based on the original date of the applicable Annual Meeting or Special Meeting, and in no event shall any adjournment or postponement of an Annual Meeting or Special Meeting or the announcement thereof commence a new time period for the giving of such notice.

(4)	A Nominating Shareholder’s notice to the secretary of the Company will be deemed to be in proper form if:

(a)	as to each person whom the Nominating Shareholder proposes to nominate for election as a director, such notice sets forth: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined in paragraph (7) below); and

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(b)	as to the Nominating Shareholder giving the notice, such notice sets forth any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws (as defined in paragraph (7) below).

(5)	The Company may require any proposed nominee for election as a Director to furnish such additional information as may reasonably be requested by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder’s understanding of the independence, or lack thereof, of such proposed nominee.

(6)	No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 26.1; provided, however, that nothing in this Article 26.1 shall be deemed to restrict or preclude discussion by a shareholder (as distinct from the nomination of directors) at an Annual Meeting or Special Meeting of any matter that is properly brought before such meeting pursuant to the provisions of the BCA or at the discretion of the Chairman of the meeting. The Chairman of the meeting shall have the power and duty to determine whether any nomination for election of a director was made in accordance with the procedures set forth in this Article 26.1 and, if any proposed nomination is not in compliance with such procedures, to declare such nomination defective and that it be disregarded.

(7)	For purposes of this Article 26:

(a)	“Annual Meeting” means any annual meeting of Shareholders;

(b)	“Applicable Securities Laws” means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such laws and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission or similar securities regulatory authority of each province and territory of Canada;

(c)	“BCA” means the Business Corporations Act (British Columbia), as amended;

(d)	“Board” means the board of directors of the Company as constituted from time to time;

(e)	“Public Announcement” means disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca; and

(f)	“Special Meeting” means any special meeting of Shareholders if one of the purposes for which such meeting is called is the election of directors.

(8)	Notwithstanding any other provision of this Article 26.1, notice given to the secretary of the Company pursuant to this Article 26.1 may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the secretary of the Company for purposes of this Article 26.1), and shall be deemed to have been given and made only at the time it is served by personal delivery to the secretary at the address of the principal executive offices of the Company, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

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(9)	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of this Article 26.1.

26.2	Application

(1)	Article 26.1 does not apply to the Company in the following circumstances:

(a)	if and for so long as the Company is not a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply; or

(b)	to the election or appointment of a director or directors in the circumstances set forth in Article 14.7.

(2)	Any director or officer of the Company is hereby authorized and directed for and in the name of and on behalf of the Company to execute or cause to be executed, whether under corporate seal of the Company or otherwise, and to deliver or make or cause to be delivered or made all such filings and documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

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SCHEDULE “B”

BUSINESS CORPORATIONS ACT (ALBERTA)

Shareholder’s right to dissent

191(1) Subject to sections 192 and 242, a holder of shares of any class of a corporation may dissent if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b) amend its articles under section 173 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(b.1) amend its articles under section 173 to add or remove an express statement establishing the unlimited liability of shareholders as set out in section 15.2(1),

(c) amalgamate with another corporation, otherwise than under section 184 or 187,

(d) be continued under the laws of another jurisdiction under section 189, or

(e) sell, lease or exchange all or substantially all its property under section 190.

(2) A holder of shares of any class or series of shares entitled to vote under section 176, other than section 176(1)(a), may dissent if the corporation resolves to amend its articles in a manner described in that section.

(3) In addition to any other right the shareholder may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the last business day before the day on which the resolution from which the shareholder dissents was adopted.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the shareholder or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)

(a) at or before any meeting of shareholders at which the resolution is to be voted on, or

(b) if the corporation did not send notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent, within a reasonable time after the shareholder learns that the resolution was adopted and of the shareholder’s right to dissent.

(6) An application may be made to the Court after the adoption of a resolution referred to in subsection (1) or (2),

(a) by the corporation, or

(b) by a shareholder if the shareholder has sent an objection to the corporation under subsection (5),

to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section, or to fix the time at which a shareholder of an unlimited liability corporation who dissents under this section ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(7) If an application is made under subsection (6), the corporation shall, unless the Court otherwise orders, send to each dissenting shareholder a written offer to pay the shareholder an amount considered by the directors to be the fair value of the shares.

(8) Unless the Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder

(a) at least 10 days before the date on which the application is returnable, if the corporation is the applicant, or

(b) within 10 days after the corporation is served with a copy of the application, if a shareholder is the applicant.

(9) Every offer made under subsection (7) shall

(a) be made on the same terms, and

(b) contain or be accompanied with a statement showing how the fair value was determined.

(10) A dissenting shareholder may make an agreement with the corporation for the purchase of the shareholder’s shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Court pronounces an order fixing the fair value of the shares.

(11) A dissenting shareholder

(a) is not required to give security for costs in respect of an application under subsection (6), and

(b) except in special circumstances must not be required to pay the costs of the application or appraisal.

(12) In connection with an application under subsection (6), the Court may give directions for

(a) joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Court, are in need of representation,

(b) the trial of issues and interlocutory matters, including pleadings and questioning under Part 5 of the Alberta Rules of Court,

(c) the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d) the deposit of the share certificates with the Court or with the corporation or its transfer agent,

(e) the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f) the service of documents, and

(g) the burden of proof on the parties.

(13) On an application under subsection (6), the Court shall make an order

(a) fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b) giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders,

(c) fixing the time within which the corporation must pay that amount to a shareholder, and

(d) fixing the time at which a dissenting shareholder of an unlimited liability corporation ceases to become liable for any new liability, act or default of the unlimited liability corporation.

(14) On

(a) the action approved by the resolution from which the shareholder dissents becoming effective,

(b) the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for the shareholder’s shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c) the pronouncement of an order under subsection (13),

whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shareholder’s shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.

(15) Subsection (14)(a) does not apply to a shareholder referred to in subsection (5)(b).

(16) Until one of the events mentioned in subsection (14) occurs,

(a) the shareholder may withdraw the shareholder’s dissent, or

(b) the corporation may rescind the resolution,

and in either event proceedings under this section shall be discontinued.

(17) The Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.

(18) If subsection (20) applies, the corporation shall, within 10 days after

(a) the pronouncement of an order under subsection (13), or

(b) the making of an agreement between the shareholder and the corporation as to the payment to be made for the shareholder’s shares,

notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under subsection (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw the shareholder’s notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to the shareholder’s full rights as a shareholder, failing which the shareholder retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b) the realizable value of the corporation’s assets would by reason of the payment be less than the aggregate of its liabilities.

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